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05013634

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UT Air Aviation

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JAN 03 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4789 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: [signature]

DAT : 1/3/06

UTair

AVIATION


UTair

THE SEVERE NORTH HAS MOULDED OUR SOULS
TORRID AFRICA HAS CHALLENGED OUR SPIRIT
WE ARE WORKING WHERE NOT MANY CAN
WE ARE FLYING WHEREVER THE SKY EXISTS

2004 ANNUAL REPORT

On behalf of the Company's Executive Board, I would like to express my deepest gratitude to the company's employees for their conscientious work, shareholders and investors for their confidence in our Company, and to express my firm belief that a joint effort of all staff members and support from our shareholders will contribute to the successful achievement by the Company of its objectives and goals.

General Director
A.Z. Martirosov

628012, Khanty-Mansiysk Autonomous District
Khanty-Mansiysk, airport
+7 (34671) 94 557

UTair Aviation JSC

ANNUAL REPORT 2004

TABLE OF CONTENTS


RA-85504
UTair

KEY INDICATORS OF UTAIR AVIATION OPERATIONS

Key performance indicators	2002	2003	2004
Helicopter Operations:			
Flights Hours, hours	54,522	47,031	47,106
Number of operating helicopters at the end of year	175	178	169
Passenger Traffic			
Carried passengers, thousand persons	1,238.5	1,288.2	1,465.8
Carried cargo and mail, tons	8,178	8,259	7,619
Passenger turnover, thousand pkm	2,100.4	2,160.7	2,468.3
Freight turnover, tons per a kilometer, thousand tkm	204,408	209,578	235,927
Percentage of seating filled, %	60.5	66.1	70.1
Commercial load factor, %	54.9	58.9	58.6
Number of operating airplanes at the end of year	120	109	107

Key Financial Indices	2002	2003	2004
Revenues, RUR .000.000	5,464	6,636	8,612
Expenditure, RUR .000.000	5,275	6,210	8,132
EBITDA, RUR .000.000	267	541	601
Gross income, RUR .000.000	189	426	480
Pre-tax income, RUR .000.000	89	-6	196
Net income, RUR .000.000	62	83	107
Return on ordinary operations, %	3.45	6.42	5.57
Return on assets, %	1.98	2.25	2.21
Return on equity, %	4.59	6.45	7.66
Net EPS, RUR	0.107	0.144	0.186
Dividend declared, RUR .000.000	17	25	32
Dividend per share, RUR	0.03	0.04	0.056
Dividend income, %	1.80	2.14	2.24


SURGUT

Dear Shareholders,

The 2004 outcome has shown that the Company's reaching its strategic target of strengthening its position in the market of leading global helicopter operators and in domestic traffic being one of the three top-ranked Russian airlines.

Due to the dynamic development of both businesses - helicopter operations and passenger traffic (air transport operations) – profits of the Company have jumped to RUR 8,612 million - up 30%.

The increase in profits from helicopter operations by 32% up to RUR 2,500 million is mainly attributable to the increase in foreign helicopter operations which are more profitable than similar operations in Russia. The spike in foreign helicopter operations is attributed to the diversification of activity: the expansion of operations in UN has also been complemented by newly awarded commercial contracts in Sudan, the Republic of South Africa, and other countries.

At the same time, the Company took measures to enhance the efficiency of helicopter operations by implementing a mobile-base strategy for aircraft and by providing maintenance services in the fields of major operations.

Thus, in 2004 the procedure for incorporating UTair South Africa Company in the Republic of South Africa was completed. This Company provides repair and maintenance for the helicopters based in the area, helicopter services and stands ready to meet the growing future demand in helicopter services. With the view of creating a wide-spread international network of such companies, the Company will be able to gain success moving towards its strategic goal to enter new areas of the world helicopter operation market.

In passenger traffic operations, Company performance increased by 14% to 1.5 million passengers, and profits jumped correspondingly to RUR 5,707 M. These results were achieved by adding new routes, attractive new products and high standard services, which enabled the Company to attract new customers.

Faced with low fuel efficiency of current fleet, the Company was consistent in its efforts to improve the profitability through optimizing route network, upgrading its fleet and entering more profitable internal and external markets.

The network optimization was based on the technology of air operation hubs in Moscow, Surgut, Khanty-Mansiysk, and Tyumen. As the next step, the Company has resolved to purchase, in 2004, new and more efficient regional ATR aircraft (France) to replace the less efficient AN-24 and YaK-40 planes of Russian manufacture.

By the end of 2004, the Company announced a strategic alliance with Komiinteravia airline and thus expanded considerably the route network and added TU-134 planes operated by Komiinteravia to the Company's aircraft fleet.

A clear understanding of the Company's developmental goals, its competitive advantages, ability to define business objectives and tasks, professionalism and interaction of the staff members secure the successful development of the Company for the welfare of its shareholders, employees, potential investors and other concerned parties.

On behalf of the UTair Executive Board, I would like to express my deepest gratitude to the company's employees for their invaluable efforts, shareholders and investors for their confidence in our Company and to express my firm belief that the joint effort of all staff members and support of our shareholders will help to succeed in the Company's object.

General Director

Andrey Martirosov



ANNUAL REPORT
2004


UTair
AVIATION

The history of UTair Aviation Company development lasts for many years and shows the accumulation of considerable expertise, continuity of traditions and high professional standards in the field of civil aviation.

1934 – first flights on Obsky route: Tyumen – Tobolsk – Samarovo (former name of Khanty-Mansiysk) – Berezovo – Obdorsk (former name of Salekhard), for the purpose of supporting the North Sea Route.

1940–1960s – assumption of management control of the operations of subdivisions engaged in air transportation, servicing of research expeditions, medical flights, forest patrols and aerial dusting by Tyumen air group.

1967 – creation of Tyumen Department of Civil Aviation in order to support the initiated exploration and development of oil and gas fields in Western Siberia. UTair Company has become a legal successor to this Department.

1970s – the late 1980s – Tyumen Department of Civil Aviation participated in the management of natural resources of Western Siberia, introducing innovative aircraft and methods of efficient operation.

1990 – Tyumen Department of Civil Aviation reached the peak of its development: the Company moved more than 8,583,300 passengers, 652,900 tones of cargo and mail through its gates; and has averaged 3,408,198 helicopter flight hours. In 1990, the Company operated more than 600 aircraft of 14 types.

1991 – Tyumen Department of Civil Aviation was reorganized into the State Association «Tyumenaviatrans Aviation Company» comprising 16 aviation companies.

1992 – State Association «Tyumenaviatrans Aviation Company» was reorganized into Open Joint-Stock Company «Tyumen Aviation Transport Company «Tyumenaviatrans».

2002 – the name of «Tyumenaviatrans» OJSC Company was changed to UTair Aviation OJSC

Today UTair Aviation Company is ranked among the leading worldwide helicopter companies and maintains the leading position in the Russian market of aviation and transport services and passenger traffic.



Company profile

UTair Aviation is an outstanding airline with two dynamically growing businesses:

– helicopter operations, i.e. provision of aircraft services by using its helicopter fleet;

– air transport operations (passenger traffic), i.e. transportation of passengers and cargo on domestic and international routes by aircraft of various types.

In the context of its **helicopter business**, UTair Aviation Company provides different worldwide helicopter services to customer's order.

The Company's fleet comprises 169 helicopters of Russian manufacture, which belong to the Mil family (MI).

The basic helicopter operations of the Company:

International	Russian
Helicopter services to UN missions	Various helicopter services to order of Russian companies, primarily those in oil and gas sector
Various types of helicopter services under commercial contracts	Regular passenger flights, VIP-flights

The Company provides diverse and specialized helicopter operations, all of which are characterized by high standards and safety. These operations include transport services, building and assembly work, aerovisual services and monitoring of oil and gas pipelines, forest patrol services, search-and-rescue services, wrecking services, emergency medical evacuation, handling and air chemical services, scheduled flights.

In the context of its **air transport** business, UTair Aviation Company provides passenger and freight services on domestic and international routes using more than 100 planes of different types.

UTair Aviation is among the five leading Russian carriers of cargo. According to results of the year 2004, the Company carried about 1.5 million passengers maintaining high standards of flight safety and service, flight regularity, convenience of route network and scheduled flights and flexibility of rates.


65793
RA

ANNUAL REPORT 2004

Mission, Strategic Tasks and Business Segments


air
AVIATION

Each business segment of the Company pursues its own mission depending on its particular characteristics.

Helicopter business segment

The mission of the helicopter business segment is to provide the customers with helicopter operations of optimal quality at any time and in any location in the world using the most technically advanced and reliable helicopters.

Air transport business segment (passenger traffic)

The mission of the air transport business segment (passenger traffic) is to provide passengers with transportation services at a reasonable price and on convenient routes maintaining the high level of safety, comfort and service on all types of aircraft.

The common mission for both segments is the Company's determination to provide its customers with the highest quality services and promote the growth in earnings per share. Each business segment of the Company has its own clearly defined strategic tasks and objectives to pursue on the basis of own competitive advantages.

Strategic tasks and objectives:	
Helicopter Operations	**Air Transport Operations**
to maintain and strengthen its position among worldwide leaders in the helicopter market – global helicopter operators; to promote integration into the world helicopter community by the unification of standards and cooperation with world helicopter operators; to enter new areas in the world markets, primarily in South-East Asia and Europe; to maintain the leading position in the regional Russian market of West Siberia; to develop and provide customers with innovative services in the most promising and beneficial helicopter operations, in particular to oil and gas sector companies	to be among the two leading national operators in the domestic passenger market with at least a 10% share; a 10 percent rate of return in passenger services; to enter new domestic and foreign markets by developing and providing innovative products; to upgrade the fleet by ordering new short and medium range airplanes.

Competitive advantages:	
Helicopter Operations	**Air Transport Operations**
35 years of experience in helicopter operations of all kinds and levels of complexity, in particular in unfavorable climatic and geographical conditions; mobile basing system at the place of operations; a fleet of 169 various models of the Mil family (MI) helicopters with different carrying capacity and functionality, including the world's largest fleet of MI-26 helicopters with the highest carrying capacity; own helicopter repair and maintenance facilities; experienced and highly qualified engineering staff and pilots.	the developed and diversified route networks; the well-earned enduring reputation as a reliable, advanced and safe airline; highly qualified air staff trained at own Staff Training Centre; own aircraft repair and maintenance facilities; efficient sale and marketing system of its air transport services.





The successful achievement of strategic objectives by the Company's business segments and the completion of their missions depends on the operations of supplementary business units of the Company, namely:

aircraft repair and maintenance;

air staff training;

sales and marketing;

catering services;



airport operations;

other services.

The Company's organizational structure coordinates activities of companies, firms, branches, affiliates and representative officers involved in the provision and maintenance of air transport and helicopter operations. The companies and firms covered by the organizational structure of the Company are placed under the operational and financial control of the Company.



In order to modernize and improve the efficiency of each business segment's operations in the nearest future, the Company consistently strives to optimize its organizational structure, including the following endeavors:



- separating supplementary business units into independent companies under the control of the Company;

- introducing the principles of efficient corporate management of subsidiaries and related companies.

Business structure of UTair Aviation

Main business segments

Helicopter operations

Daily activities of this business segment is managed by specialized divisions of the Company, namely by the Helicopter Commercial Division and Department of Foreign Trade Operations (helicopter operations for UN)

Air transport activities

Daily activities of this business segment is managed by a specialized division of the Company: Transportation Commercial Division

Specialized business segments

Aircraft Repair and maintenance

«Zavod №26» OJSC

«UTair-Technic» Ltd.

Air Staff Training

Non-Commercial Partnership

«Personnel Training Center»

Sales and Marketing

«CSSC» Ltd.

«West-Siberian Air Service Agency» Ltd.

Catering Services

Separate Division «ZapSibCatering» / branch

Airport Operations

1 federal airport in city of Noyabrsk / branch

4 regional airports in the villages of Berezovo, Igrim, Mys Kamenny, Tazovsky / branches

Supplementary business operations

Aviation safety

«Private Security Company «Air Safety Center» Ltd

Aircraft and Technical Supply

«Tyumenaviatekhsnab» Ltd.

Leasing

«UTair-Leasing» Ltd.

Freight service

«Tyumenspetsavia» CJSC

UTair South Africa Ltd.

For detailed information about the interests of UTair Aviation JSC in the above companies, their activities and other information, please see the Section «Supplementary Information/Subsidiaries and Related Companies».

HELICOPTER OPERATIONS

Operations results for the year 2004

	2003	2004	Change in %
Flight hours (hour)	47,031	47,106	0.4
abroad	10,290	17,706	72
in Russia	36,741	29,400	-20
Proceeds from helicopter operations (million rubles), VAT exclusive	1,925.5	2,500.8	32
abroad	837.5	1,588.7	97
in Russia	1,088.0	912.1	-16

Revenue from foreign helicopter operations is calculated at the dollar exchange rate calculated at the date of payment to the Company's current account. current account.

Revenue from helicopter operations of Utair Aviation Compnay having risen in 2004


mln rubles
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
1,088
837.5
912.1
1,588.7
1,157.6
1,621.1
2004
2005 (plan)
in Rus
abroa

HELICOPTER OPERATIONS

Operations results for the year 2004

	2003	2004	Change in %
Flight hours (hour)	47,031	47,106	0.4
abroad	10,290	17,706	72
in Russia	36,741	29,400	-20
Proceeds from helicopter operations (million rubles), VAT exclusive	1,925.5	2,500.8	32
abroad	837.5	1,588.7	97
in Russia	1,088.0	912.1	-16

Revenue from foreign helicopter operations is calculated at the dollar exchange rate calculated at the date of payment to the Company's current account. current account.

Revenue from helicopter operations of Utair Aviation Compnay having risen in 2004


mln rubles
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
1,088
837.5
912.1
1,588.7
1,157.6
1,621.1
2003
2004
2005 (plan)
in Ru
abro





Foreign Helicopter Operations

UTair Aviation is a global helicopter operator, it stands among top players in the world helicopter market among such companies as Canadian Helicopters (Canada), Bristow Helicopters (UK) and Offshore Logistics (USA).

Today the United Nations is the most important consumer of the Company's foreign helicopter services. The Company has been successfully providing air transport services to UN missions since 1991.

In 2004, the volume of the Company's operations under UN contracts rose by 97 percent as compared to 2003 and amounted to $52.6 M. The flight hours under such contracts amounted to 16,982.

The geographical scope of operations under UN contracts in 2004 covered several African countries: Democratic Republic of the Congo, Sierra Leone, Liberia, Eritrea, Sudan, Republic of South Africa, Cote d'Ivoire; it also included East Timor (Indonesia).

In total, in 2004 the Company provided helicopter operations for 5 peacemaking missions under 13 UN contracts.

The bulk of Helicopter operations provided by the Company in 2004 under UN contracts involved the following: support of peacemaking missions, passenger and freight transportation, VIP operations, supervision, monitoring, rescue operations, emergency evacuations.

The Company is planning to continue in 2005 its helicopter operations under UN contracts in the territory of peacemaking missions in the Democratic Republic of the Congo, Sierra Leone, Liberia, Eritrea, Cote d'Ivoire, and Sudan.

Trends in helicopter operations market under UN contracts are of a cyclic nature and depend on the peacemaking activity of the United Nations. The volume of United Nations orders for helicopter operations is a function of the number of peacemaking programs and missions opened in different regions and the UN peacemaking budget.

HELICOPTER OPERATIONS

Increase in revenue
from helicopter operations under UN contracts
(million dollars)


60
50
40
30
20
10
0
22
35
40
26
52
53
2000
2001
2002
2003
2004
2005
(planned)

Taking into consideration the cyclic nature of the UN market for helicopter services, the Company is active in the market of foreign commercial contracts. In 2004, the Company provided services under contracts entered into with the Forest Fire Association of the Republic of South Africa (flights and fire fighting operations in the territory of the Republic of South Africa), with Skylink Aviation (Canada) for air transport support of the peacemaking mission of the African Union in Sudan.



UTair Aviation Company has a vast experience of helicopter operations around the world


NORTH POLE
Kaliningrad
SPAIN
TURKEY
WESTERN SAHARA
SUDAN
ERITREA
CENTRAL AFRICAN REPUBLIC
SIERRA LEONE
LIBERIA
ECUADOR
SOMALIA
MOZAMBIQUE
MADAGASCAR
SOUTH AFRICA
CAMBODIA
EAST TIMOR
NEW ZEALAND

Helicopter operations under the above commercial contracts will constitute the most significant part of revenue growth planned for the year 2005 for the Company's foreign helicopter segment. The Company expects the total revenue from helicopter operations to increase to 65 million dollars in 2005.

To achieve strategic goals and strengthen the Company's position among top players in the world helicopter market and to enter new markets, the Company supposes its initiative to create an extensive worldwide network of helicopter operators.



HELICOPTER OPERATIONS







In 2004, the Company completed the formation of UTair South Africa Company in the Republic of South Africa to provide repair and maintenance services of MI helicopters operating in this region and to perform various helicopter operations.

The Company plans to establish an operating unit in one of the EU countries in the nearest future, and thus to provide helicopter operations throughout Europe.

In addition to the European market, the Company is currently researching and evaluating the potential of American and Asian markets with a purpose to create, in the nearest future, an international helicopter operators network.



Helicopter Operations in Russia

UTair Aviation is the largest helicopter operator in Russia with more than a 14% share in the helicopter operation market.

The share of the Company in the Tyumen region market, which constitutes one-third of total helicopter flight hours in Russia, is more than 40 percent.

Demand in the Russian helicopter market is created, for the most part, by oil and gas companies engaged in exploration and development work, needing to carry their staff to the work sites and to install and assemble equipment.

Since many Russian regions being difficult to access, affected by unfavorable weather conditions and lacking ground infrastructure often require urgent operations; the demand for helicopter services is growing not only in the oil and gas sector, but also in other industries.

UTair Aviation flight hours in 2004 (percentage breakdown by industry)


gas 9%
oil 31%
other 12%
sanitary aviation 9%
power supply 1%
forest patrol 3%
geology 35%

Russian helicopter operations of the Company cover most of the Northern region, Siberia and Far East. These regions incorporate the largest oil and gas fields and timber resources; at the same time ground infrastructure is poorly developed or completely lacking.

The developmental trends of the helicopter market in Russia will depend on the future development of the Northern regions, Siberia and the Far East, and development of their resources. At the same time, the rate of return on helicopter operations in Russia remains lower as compared to foreign operations.

In 2004, the revenue from Russian helicopter operations of UTair Aviation dropped by 16% compared to 2003 and amounted to 912 million rubles. Further more, the total flight hours within the territory of Russia were at 29,400 hours, i.e. dropped by 20% against 2003.

This decrease in income in 2004 was due to the rescheduling of helicopter operations in favor of more profitable foreign contracts and a decreasing scope of work within the Russian Federation. The 2003 shrinking of revenue from Russian helicopter operations is attributed to the same factors.

HELICOPTER OPERATIONS

Change in revenues from Russian helicopter operations (million rubles)


1,400
1,200
1,000
800
600
400
200
0
635
1,109
1,213
1,088
912
1,158
2000
2001
2002
2003
2004
2005 (plan)

In 2004, Company's major customers running annual contracts with the Company for helicopter operations included Surgutneftegas JSC, Gazprom JSC, Rosneft JSC, Sibneft JSC, Slavneft JSC, Yuganskneftegas JSC, etc.

In addition, the Company continued providing helicopter operations to Khanty-Mansiysk and Yamalo-Nenetsk district administrations, and authorities in the South Tyumen region responsible for air medical service, transportation of children of indigenous North populations to schools, and supplying commodities to remote areas.

The geographical scope of helicopter operations of the Company in Russia in 2004 covered the main oil and gas fields in West Siberia: Khanty-Mansiysk and Yamalo-Nenetsk autonomous regions and the South Tyumen region, areas in Omsk, Tomsk and Sverdlovsk regions. The Company is able to cover such an extensive territory by basing helicopters and locating maintenance facilities at 5 airports owned by the Company located throughout the area. The Company is focusing right now on the development of mobile fuel supply units and mobile base units for helicopters for the purpose of future improvement of operation efficiency, which is a major factor in competitiveness of helicopter operators.

In 2005, the Company is planning to raise the scope of Russian helicopter operations by 25% together with the corresponding revenue. The main factor contributing to such results is the geographical expansion of helicopter operations.



Helicopter Fleet



Upgrading and renewing its helicopter fleet is one of the key factors in the context of strategic goals of UTair Aviation intended to strengthen its position among leaders in the domestic and world markets of helicopter operations and to enter new markets and to integrate into the world helicopter community.

The Company's fleet comprises 169 helicopters of different design belonging to the Mil family (MI helicopters) of different carrying capacity and functionality, including the world's largest fleet of 19 MI-26 helicopters, which have the highest carrying capacity in the world. In 2004, 35 helicopters of various types were operated abroad, including 6 MI-26 helicopters.



The Company, together with helicopter manufacturers, implements programs aimed at systematically improving and bringing the helicopters up to international standards in order to provide helicopter services all over the world. In 2004 the Company started adapting helicopters for flights in line with international flight safety standards (ICAO, Shell Aircraft standards).

In the context of fleet modernization, the Company is reviewing the possibility of purchasing light helicopters to provide new helicopter operations and improve the efficiency of existing helicopter operations in the field of monitoring work.




UTair

Operating Helicopter Fleet of UTair Aviation Company



Type of aircraft	Total number as of 01.01.2005	Change in the total number as compared with 2003 year
Mi-26 T	19	—
Mi-10 K	7	—
Mi-8 MTB	28	+3
Mi-8 AMT	1	—
Mi-8 T(P)	114	-2
Total:	169 *	+1

** Of those, 93 helicopters are operated by the Company under leasing agreements concluded with UTair-Leasing Ltd.*

ANNUAL REPORT
2004

Operations results for the year 2004
Passenger Transportation


-85808


UTair
AVIATION

PASSENGER TRANSPORTATION

Position of UTair Aviation in the Russian Passenger Air Market

200 airlines are currently active in the Russian air transportation market. The domestic market is characterized by a high level of competition.

Despite the large number of operating air lines, more than 50 percent of all passenger traffic in Russia (in terms of number of carried passengers) is performed by 5 air lines, including UTair Aviation Company.

The Russian air transportation market has shown continuous growth since 2001. Such growth is driven by the rise in the income of the population and in the effective demand for air carriages from the general public and the corporate sector, and also by the growth of the Russian economy. In the year 2004, Russian airlines were successfully in increasing the volume of passenger transport by 14.9% to 33.8 million passengers and increased provided passenger turnover by 16.7% to about 83 billion passenger kilometers. For the domestic market, in 2004 the number of passengers increased by 10.5% and passenger turnover rose by 10.1%; for the international market those indices were 21.1% and 23.5% respectively.

In 2004, UTair Aviation Company accounted for 4.6% of the total number of passengers carried by all Russian air lines. The share of the Company in the domestic market was 7.6%, and in the international market 1.2% of the number of carried passengers.


-85808

UTair Aviation is among the top Russian providers of passenger transportation services

UTair Aviation is among the top Russian providers of passenger transportation services (domestic and international flights, 2004)


percentage of carried passengers
25%
20%
15%
10%
5%
0%
20.6%
11.7%
8.4%
6.0%
4.6%
3.1%
Aeroflot - Russian airlines
Siberia
Pulkovo
Krasnoyarsk airlines
UTair
Ural airlines

UTAir Aviation's position among top companies in the Russian domestic passenger transportation market, 2004


percentage of carried passengers
16%
12%
8%
4%
0%
14.3%
11.5%
8.0%
7.6%
5.4%
3.2%
Siberia
Aeroflot - Russian airlines
Pulkovo
UTair
Krasnoyarsk airlines
Ural airlines

Most scenarios of the future development of the passenger market (studies of the State Research Institute of Civil Aviation – GosNIIGA, Airbus Concern) predict a 3–7% market rate growth for 2004–2010.

In addition to the steady growth of the Russian economy and prosperity of the population, further development of Russian air transportation market are expected to be driven by two main factors:

First of all, the growth of world prices on energy products resulting in the decrease of fuel-based efficiency of operating aircraft by airlines and the decrease of rates of return in air transport business.

Secondly, governmental efforts to enhance the safety and quality of service in civil aviation and as a result, the development and introducing of new certification and licensing regulations. This factor will contribute to consolidation of air businesses, mergers and enlargement of air carriers.

In these circumstances, UTair Aviations identifies the following strategic goals for its air transport business segment:



- to move to at least the second position among national operators in the domestic passenger market with at least a 10% share;

- to achieve a 10 percent rate of return on passenger services.

In order to achieve its strategic goals, the Company continues to be active in route optimization, upgrading aircraft fleet and entering new domestic and international markets.

OPERATIONS RESULTS FOR THE YEAR 2004

PASSENGER TRANSPORTATION

Results of operations in 2004

	2003	2004	Change (percent against 2003)
Carried passenger, persons	**1,288,219**	**1,465,814**	**14.0**
domestic routes	1,232,980	1,288,407	4.5
international routes	55,239	177,407	221.2
Passenger turnover, thousand pkm	**2,160,726**	**2,468,275**	**14.2**
domestic routes	2,006,134	2,039,080	1.6
international routes	154,592	429,195	177.6
Maximum passenger turnover, thousand pkm	**3,267,202.5**	**3,523,052.4**	**7.8**
domestic routes	3,020,327.8	2,978,007	-1.4
international routes	246,874.7	545,045.4	120.8
Percentage of seating filled, %	**66.1**	**70.1**	**6.1**
domestic routes	66.4	68.5	3.2
international routes	62.6	78.7	24.8
Regularity of flights	**90**	**89**	**-1.0**
domestic routes	91	89	-2.0
international routes	78	83	5.0
Transport flight hours, hours	**65,558**	**76,934**	**17.4**
domestic routes	62,676	71,116	13.5
international routes	2,882	5,818	101.9
Carried cargo and mail, tons	**8,259**	**7,619**	[illegible]
domestic routes	8,168	7,525	-7.9
international routes	91	94	3.0
Carried freight in ton-kilometers, thousand tkm	**209,577**	**235,927**	**12.6**
domestic routes	195,418	197,036	0.8
international routes	14,159	38,891	174.7
Maximum ton-kilometers, thousand tkm	**356,051**	**402,578**	**13.1**
domestic routes	329,600	342,290	3.9
international routes	26,451	60,288	127.9
Commercial load fac[illegible]	**58.9**	**58.6**	**-0.5**
domestic routes	59.3	57.6	-2.9
international routes	53.5	64.5	20.6



The increase in the above-mentioned figures occurred mainly due to the expansion and optimization of the routes network of the Company.

The optimization of the Company's network of routes is based on the use of aviation hubs. In the years 2003–2004, four main aviation hubs were established: in Surgut, Khanty-Mansiysk, Tyumen, and Moscow. The current network of routes provides the «attachment» of all main flights to one of the four hubs: the organization of flights, matching of flights, basing and rotation of aircraft (airplanes) and crews of certain flight groups are related to the same hub.


persons
1,500,000
1,450,000
1,400,000
1,350,000
1,300,000
1,250,000
1,200,000
1,150,000
1,100,000
55,239
1,232,980
177,407
1,288,407
2003
2004
International traffic
Domestic traffic

Utair Aviation Company showed a considerable increase in the number of passengers carried in 2004


%
71
70
69
68
67
66
65
64
66.1
70.1
2003
2004

Utair Aviation had a 6% increase in the percentage of seating filled in 2004

PASSENGER TRANSPORTATION

UTair Aviation Company demonstrates a continuous increase in the number of carried passengers (thousand persons)


652.8
1,011.5
1,238.1
1,288.2
1,465.8
1,911.4
2000
2001
2002
2003
2004
2005 (planned)

Utair Aviation demonstrates a steady growth in passenger turnover (million pkm)


700
1,090
1,681
2,100
2,160
2,468
3,250
1999
2000
2001
2002
2003
2004
2005 (planned)

In 2005, the Company is planning to introduce up to 20 new routes and continues to optimize its route network in order to increase travel volume and the rate of return. The Company expects the total number of passengers to grow by 30% in 2005.


-85808

Business Travel

UTair Aviation is active by developing the business travel segment, a specialized aviation service, the demand for which is driven by the outstanding development of Russian corporate business sector.

VIP travelers are provided with aircraft modernized to comply with first class requirements, i.e. maximum comfort, comfortable seats and sofas, mini-offices, negotiation rooms, bars, video salons, restaurant catering at the highest level.

Within a short period of time, the Company has gained the right to provide services to the chief executive officers of the largest Russian and foreign companies and representatives of government authorities.



Revenue

In 2004 revenue from the air transportation business rose by 28.4% compared with 2003 and amounted to 5.71 billion rubles. The share of this revenue in the total revenue of UTair Aviation Company was 66.3% in 2004, which is in line with the data from FY 2003.

In the general structure of the 2004 revenue of air transportation business, 87% was received from passenger operations and 13% from freight service.

	2003	2004	2005 (plan)
Revenue from air transportation, thousand rubles (VAT exclusive)	**4,444,488**	**5,707,426**	**7,577,160**
Revenue from passenger service, thousand rubles	4,369,396	5,633,281	7,524,873
Revenue from freight service, thousand rubles	75,092	74,145	52,287
Passenger service			
Carried passengers, persons	1,288,219	1,465,814	1,911,400
Change per annum, %	4.0	14.0	30.4
Passenger turnover, thousand pkm	2,160,726	2,468,275	3,250,000
Change per annum, %	2.8	14.2	31.7
Revenue per passenger, rubles	2,879	3,591	4,152
Income rate per passenger, rubles/pkm	1.77	2.01	2.32

The 2004 increase in revenue from air transportation occurred due to the expansion of geographical scope of flights and introducing new routes, as well as enhanced performance.

PASSENGER TRANSPORTATION

Products of UTair Aviation Company

In 2004, 1.5 million passengers chose to use the services provided by UTair Aviation Company, preferring its high level of flight safety, convenient route network and flight schedules, flexible rates and quality customer service.

The Company attracts and retains customers with its competitive high quality product, which includes the following elements:

- flight safety;
- convenient route network and schedule;
- flight regularity;
- flexible rates;
- high quality service before, during and after flight;
- STATUS passenger bonus program.

Flight Safety. Flight safety is the most important value in the Company. To achieve this goal, the Company persues the following fundamental principles:

- Maintenance of aircraft airworthiness,
- Maintenance of the high level of training for crews and staff responsible for flight safety,
- Timely repair and replacement of aircraft fleet.

The inspection directorate comprising more than 50 highly qualified professionals are responsible for flight safety.


-85808



Route network. The Company's route network covers the key geographical regions of domestic and international routes. UTair Aviation Company provides the systematic expansion and improvement of its route network by developing new prospective and beneficial routes and offering new flights (see Passenger Travel/FY 2004 Results Section).

As a result of expansion and improvement of the route network, the Company's performance has improved in terms of customer satisfaction and efficiency.

Flight Regularity. To meet the flight schedule, UTair Aviation Company introduces the most advanced technologies and provides proper training of its staff and maintenance of reliable aircraft.

In 2004, the Company performed 43,944 flights with a regularity rate of 87%. Delays were mainly due to unfavorable weather conditions. Taking into consideration the fact that such weather conditions are common for the regions of service, the high regularity rate indicates an extremely high level of readiness of both equipment and personnel.

Rates System. The rate system of UTair Aviation Company includes various rates which depend on the level of service, ticket booking conditions and passenger class. The rate policies of the Company are aimed at a progressive growth of income and maintaining the Company's financial position.

Service. The improvement of service quality, including services provided to passengers before, during and after flights, is the matter of priority for UTair Aviation and has an important impact on its competitiveness.

The services provided by the Company on its routes include on-board catering services for business class, comfort class and economy class passengers. This service is provided by ZapSibCatering, a special branch established in 2002. The on-board catering centers opened in Surgut, Khanty-Mansiysk, Tyumen and Noyabrsk airports, as well as in the airports of other cities and towns, offer nutritious and tasty meals not only to the Company's passengers but also to passengers of other air carriers.

The Company has provided its passengers with an opportunity to schedule and plan their travels in advance by obtaining information about flight schedules, rates and special offers, through a 24 hour ticket booking service (hotline +7 (3452) 396 066) and via the Company's web-page (www.utair.ru) which provides a convenient and user-friendly interface. In addition, the Company sells its services through 100 offices throughout Russia and is a user of an independent sale system – the Transport Clearing Chamber of Russian Air Carriers. The Company provides an opportunity to book tickets with international (Gabriel, Amadeus, Galileo) and Russian (Sirena) booking centers.

PASSENGER TRANSPORTATION

STATUS Passenger Bonus Program. The Company maintains and develops its relationship with passengers through a bonus program designed for frequent-flying passengers. The program bonuses include free tickets and service upgrades depending on the number of accumulated bonus points.

The STATUS Program is one of the most important factors affecting the choice of passengers in favor of the Company's services. The results of the 2004 marketing study indicate that 11.4% of its passengers are involved in the Program. In 2004, the total number of participants increased by 42% compared to 2003 and reached 38,760 persons.

In 2004, in order to improve the STATUS Program, UTair Aviation in cooperation with «Lufthansa Consulting» (Germany) initiated a project for developing the Program strategy and implemented initial steps in the context of this strategy.

Stable growth of the number of STATUS Program participants


persons
50,000
40,000
30,000
20,000
10,000
0
3,590
27,263
38,760
2002
2003
2004


UTair


85808



Aircraft Fleet

The modernization of the aircraft fleet is a prerequisite for the UTair Aviation Company in order to attain its strategic goal: increasing its share in the air transportation market and improving the rates of return in this sector.

In August 2004, the Company contracted by public tender for the purchase of ATR-24 turbo-prop short-range airplanes manufactured by ATR Company (France) to replace the less efficient AN-24 and YaK-40 Russian planes on domestic routes.

In the end of 2004, UTair Aviation Company announced a strategic alliance with Komiintera-via air line and thus dramatically expanded the route network and added TU-134 planes to the Company' fleet.





Operating airplane fleet of UTair Aviation

Type of aircraft	Total number as of 01.01.2005 г.	Change in the total number as compared with 2003
Gulfstream	1	—
TU-154 M	9	+1
TU-154 Б	3	+1
TU-134	20	+4
AN-24	12	+1
AN-26	1	-1
YaK-40	17	-5
AN-2	44	-3
Total:	**107 ***	**+1**

** Includes 26 planes operated by the Company under leasing agreements concluded with UTair-Leasing Ltd.*

ANNUAL REPORT
2004

Operations results for the year 2004
Aircraft Repair and Maintenance



UTair
АЭРОПОРТ СУРГУТ
TC-1
229


UTair
AVIATION
UTair
МИ-8

AIRCRAFT REPAIR AND MAINTENANCE


RA-65960

Repair and maintenance operations are provided by a separate business unit of the Company engaged mainly in the maintenance of steady, continuous, safe world-class operations of the Company's aircraft, and provision of similar services to other carriers.

The overall system created by the Company to maintain the airworthiness of aircraft, incorporated the following entities:

- «UTair-Technic» Ltd.

  The Company services the airplanes located in Tyumen and operating stations in Surgut and Vnukovo airports, provides maintenance and repair service to UTair Aviation and other carriers.



- «Zavod №26» OJSC, an aircraft repair plant

  The plant specializes in providing repair services for MI-8, MI-8 MT, MI-8 MTB-1, MI-2, and AN-2 aircraft and supplying aircraft units and parts. The plant is a leading repair facility in West Siberia and the Urals regions (and is responsible for 90% of the aircraft repair work done in the Tyumen region).

- Maintenance Centre of Komiinteravia Company announced a strategic alliance with UTair Company in 2004.





At present, the Company, in cooperation with «Lufthansa Consulting» is undertaking efforts to certify the aircraft maintenance processes employed by the Company under the EASA-145 standard.

The revenue from repair operations in 2004 amounted to RUR 64.2 M.



ANNUAL REPORT 2004

Operations results for the year 2004

Airport Operations




UTair
AVIATION

AIRPORT OPERATIONS

Airport operations of UTair Aviation Companies are related for the most part to the ground handling of passengers, cargo and aircraft.

By creating its own airport operations units, the Company has improved the competitiveness of air transport and helicopter businesses by introducing new opportunities for basing and servicing of aircraft and staff in own airports, and has ensured stable revenue from airport services provided to external carriers.

The Company operates the following 5 airports (which have the status of Company branches):

- 1 federal airport in Noyabrsk;
- 4 regional airports in the villages of Berezovo, Igrim (Khanty-Mansiysk autonomous district), Mys Kamenny, and Tazovsky (Yamalo-Nenetsky autonomous district).

Results of airport operations of UTair Aviation Company

Departed/Discharged from airports	2002	2003	2004	2005 (plan)
Passengers, persons	192,587	196,680	190,980	193,007
Mail, tons	90.4	96.5	96.3	96.4
Cargo, tons	1,500.9	1,590.1	1,463.1	1,480.7

By providing annual investments in ground facilities and airport infrastructure the Company has ensured that all of its branches are certified according to high-level current standards of airport operations and maintain their activities at that level.

In the years 2001–2003, the Company spent 438 million rubles on the development of its ground facilities.

In 2004, investments in the development of the Company's airport business amounted to RUR 268.2 M, including investments in construction – RUR 45.6 M, the investments in repair of buildings and facilities – RUR 196.5 M, and spending on the acquisition of transport means – RUR 26.1 M.

The Company expects investments for the year 2005 to be RUR 245.6 M, specifically in construction – RUR 84.8 M, in repair of buildings and facilities – RUR 139.3 M, and acquisition of transport vehicles – RUR 21.5 M.


Международный прилет
International Arrivals




18:57
ТП 436 КРАСНОДАР 18 40 ПРИБЫЛ В 18-27
ТП 146 ХАНТЫ-МАНСИЙСК 19 45
ТП 156 НОВОСИБИРСК 21 25
ТП 470 САНКТ-ПЕТЕРБУРГ 21 35 ВЫЛЕТЕЛ ПО РАСПИСАНИЮ
6В 9528 САРАТОВ 21 50 ВЫЛЕТЕЛ ПО РАСПИСАНИЮ
7К 340 РОСТОВ-НА-ДОНУ 22 00 ВЫЛЕТЕЛ ПО РАСПИСАНИЮ
ТП 112 ЕКАТЕРИНБУРГ 22 25
ТП 102 ТЮМЕНЬ(РОЩИНО) 22 50
7К 347 МОСКВА 23 50
ТП 247 МОСКВА(ВНУКОВО) 00 30
ТП 257 МОСК 02 25



ANNUAL REPORT
2004

Risk Management


UTair
RA-06082
МИ-26Т
ЮТэйр

The Company's business is affected by a number of risk factors related to the nature of industry, overall economic development process and specifics of the Company's operations.

The Company aims to minimize these risks and constantly monitors them to assess their impact on operation results, in order to implement risk mitigation measures.

Country and Regional Risks

The Company conducts its operations mainly within the Russian Federation.

The country overall is showing steady economic growth, a stable political situation and related decrease in the country risk, which is evidenced by an investment rating assigned to Russia by the top rating agencies.

No negative changes in the global economic and political situation in Russia likely to have an adverse effect on the stable position of the Company are expected in the nearest future.

Nevertheless, the Company, in order to reduce this risk factor, has increased the geographical diversification of services provided and has expanded international operations.

Risks Relating to the Nature of the Industry:

The Company's operations are affected by **the risk of strengthening flight safety and aircraft airworthiness requirements** in the countries of operation.

In Russia the regulatory authorities have demonstrated recently a tendency to impose stricter requirements on air carriers and the technical condition of operating aircraft. In order to mitigate the impact of this requirement, the Company has created and continuously improves the aircraft repair and maintenance service. The repair plants and aircraft bases of the Company have been properly certified and operate in compliance with international standards applicable to aircraft maintenance service in the Russian Federation.

To mitigate the risks associated with stricter requirements in foreign countries the Company is implementing a program to establish an international network of facilities responsible for the repair and maintenance service in the countries of major helicopter operations. Such companies operate with necessary certificates and licenses in compliance with the legislation of countries of operation.

The Company's operations are significantly affected by the risk of rise of **fuel and other petroleum products prices** which leads to decreased fuel-based efficiency of aircraft operation. In order to reduce the adverse impact of this risk factor, the Company is upgrading its aircraft fleet by purchasing more efficient airplanes and helicopters.

The risk of growing competition in the air transportation market and in the market of helicopter operations is reduced by the Company through replacing and upgrading its own aircraft fleet, enhancing diversity of a route network, and developing its own technical and maintenance hubs. All these efforts enable the Company to increase its operational efficiency. Further, the Company is developing and offering new products and services to customers, placing particular attention to the quality of those products and services.

Financial Markets:

The aviation industry is traditionally low on working capital. The Company's development is supported by bank loans and bond schemes. In view of the above, the Company is affected by the **risk of interest rates changes**. Negative changes in the domestic market of loan funds, in particular an interest rate increase, may lead to growing debt service costs and a subsequent decrease in returns. As a way to mitigate this risk, the Company is seeking to increase the share of long-term borrowings in its overall liabilities portfolio and uses loan instruments with a fixed interest rate.

The Company's operations are affected to some extent by a **currency risk.** Foreign currency revenue from international operations, and the strengthened Ruble may result in a decline in profitability of those operations. Monthly payments under foreign currency contracts and foreign currency expenditures (on average, about 10% of the total annual revenue) reduce the impact of this risk for the Company, bringing it down to a relatively low level.

ANNUAL REPORT
2004

Staff and Social Responsibility




AVIATION

The Company's staff is a key asset for attaining the Company's strategic objectives. Therefore, the Company attracts highly experienced professionals, provides competitive salaries and favorable work conditions, as well as professional training and career opportunities and a social security net through its employment policies.



In 2004, the Company had over 5,000 highly experienced employees.
The staff belong to 5 major categories:

- Flight crew (exclusive of cabin crew);
- Engineers and technical staff;
- Cabin crew (air hosts and aircraft operators);
- Ground personnel;
- Administrative and management personnel (up to section directors).



In 2004, Company staff average age was 39.



Age-based structure of air crews of Utair Aviation Company (for major aircraft: Mi-26, Mi-10, Mi-8, An-24, Yak-40, Tu-154, Tu-134)


80%
60%
40%
20%
0%
11%
70%
15%
4%
from 25 to 30 years old
to 50 years old
from 51 to 55 years old
after 55 years old



Staff Development

The The Company provides its staff with professional training opportunities as an important component of its employment practice.



The Company provides professional training services on a regular basis. In view of the above, the Company enters into cooperation agreements with educational institutions and training centers of different levels, develops internal corporate university programs, provides to the employees supplementary training necessary for certification procedures, etc.

The Company pays particular attention to the issues of professional training and skill improvement of air crews. For these purposes, the Company has created the Staff Training Center, one of the largest Russian aviation training centers responsible for:



- Training and retraining of air crews, engineers and technical personnel for aircraft of different types;
- Training of crews for international flights on aircraft of Russian manufacture;
- Initial instruction and subsequent training of air stewards, air operators, freight carriage personnel, airport air security staff and other professionals.

The training program provides practical training both for operating air crews and for new personnel. Specialists from the Center are experienced in training foreign pilots and engineers from Colombia, the Republic of South Africa, and Yugoslavia for helicopters Mi-8 и Mi-8MTB.



In 2004, 335 different groups were trained at the Center. In the same year 3,872 air crew members and engineers completed the training course, and 1,533 air crews trained on flight simulators.

The total Company's investments into the staff training program increased by 22.5% compared to 2003 and amounted to RUR 23.9 M.

Social Policies



The Company's social policies are directed towards providing all employees of the Company with equal opportunities as regards their remuneration, career development, favorable working conditions, improvement of performance and quality of work.

Employee promotions. Employees are promoted on the basis of regular personnel evaluations, correlation of career development needs of an employee and his/her individual contribution to the Company development, along with results of training and retraining courses. In order to utilize prospective managers and professionals most efficiently, the Company has created a management staff reserve.

In order to improve the **work conditions**, the Company has undertaken a number of measures towards renovating the administrative, industrial and subsidiary buildings and premises at a total expenditure of 89.7 million rubles

The total payroll expenditures of the Company in 2004 were above 1 billion rubles, and the average salary in the Company was 16,318 rubles in 2004.

Stable growth of average salary in Utair Aviation Company


RUR.
16,000
12,000
8,000
4,000
7,219
11,262
14,566
16,000
16,318
2000
2001
2002
2003
2004

Stable growth of labour productivity in Utair Aviation Company


thous. RUR/person
1,800
1,500
1,200
900
600
300
644
1,081
1,172
1,291
1,658
2003
2004


UTair
ДОСКА ПОЧЕТА

Further improvement of the salary payment system will closely reflect the achievement of strategic goals by the Company and a contribution of each department and employee toward the achievement of these goals and objectives.

In addition, the Company provides its employees with a number of **social guarantees**, including free vouchers for stays at vacation homes and health resorts, reduced rates for the Company's flights, monthly additional payments to Company retirees, bonuses to employees at anniversaries and other milestone events, etc.

In 2004, the Company spent RUR 6.4 M for social purposes for employees, their family members and Company retirees.

In terms of charitable activities, the Company continued in 2004 an annual Veteran charity program (commenced in 2000) under which every veteran of the Great Patriotic War (WWII) was entitled to a free flight on any of the Company's routes.

Environmental awareness



The Company is committed to ensuring environmental safety of its operations through strict compliance with the requirements of environmental protection laws and regulations governing the issues of environment protection and improvement in the use of natural resources in the Russian Federation.

The Company's environment protection efforts are supervised by the Environmental Engineer. The major measures in this field include constant control of and improvement of aircraft condition to comply with the applicable regulations and ensuring proper updates of environment protection guidelines within the Company.

In 2004, Surgutsky Tsentr Priroda, a small enterprise, performed regular measurement of background contaminant concentrations associated with operating the Company's aircraft and reported the results to the Surgut Public Hygiene and Epidemiological Surveilleance Center. In the context of updates of environment protection guidelines, the Company has prepared an ecological passport for environment protection, passports for hazardous waste, and prepared documents to obtain a license for handling hazardous waste.



ANNUAL REPORT
2004

Corporate Governance

Supervising Board

Management Team

Internal Control and Audit

Shareholders and Investors


UTair
AVIATION

SUPERVISING BOARD

The development and improvement of a corporate governance system is an important step towards enhancing efficiency and investment attractiveness of UTair Aviation Company. This system is aimed at maintaining a reliable and trusting relationship between shareholders, executive officers of the Company, potential investors and other parties interested in the successful activities of the Company.

The Company is governed in its operations by corporate management laws and the fundamental requirements of the Russian Corporate Business Code recommended by the Federal Securities Commission of Russia. The Company also strives to follow the more advanced international corporate governance practices and recommendations of investors.

The Company is working on developing and implementing an internal Business Practices Code in 2005 in order to identify a detailed set of corporate governance standards and guidelines the Company is determined to follow.

The high quality of corporate governance of UTair Aviation Company is confirmed by the assignment of the National Corporate Management rating to the Company by RID-Expert RA consortium. At present, the Company is rated B++, which, according to the National Corporate Governance Rating System, covers the companies operating in compliance with the requirements of Russian legislation regulating corporate governance issues and fundamental regulations of the Corporate Business Code.

Improvement of Corporate Governance in UTair Aviation Company

In 2004:	Planned for 2005
The Supervising Board created an audit committee;	The development and adoption of a Corporate Governance Code;
The Supervising Board adopted the Regulations on audit commission;	Amendments to the Articles of Association and internal regulations of the Company to comply with the Russian stock exchange listing requirements for corporate management practices;
Independent directors were confirmed as members of the Supervising Board;	To create a staff and remuneration committee at the Supervising Board;
The Company was assigned a National corporate governance rating by RID-Expert RA.	To develop and adopt the Regulations of a staff and remuneration committee.

Members of the Supervising Board

UTair Aviation Company by a resolution of the general meeting held on 15 September 2004 elected the following persons to the Supervising Board:

Vyacheslav Novitsky, born in 1955 Chairman of Supervising Board, independent director
Senior Vice President of the Government of Khanty-Mansiysk autonomous district
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999-2002 – Senior Deputy Mayor of Surgut;
2002 – present – Senior Vice President of the Government of Khanty-Mansiysk autonomous district.
First elected to the Supervising Board in 2002

Gennady Burtsev, born in 1951 Deputy General Director for Property Issues of Surgutneftegas JSC
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999-2002 – Deputy General Director of Surgutneftegas JSC;
2002 - present – Deputy General Director for Property Management at Surgutneftegas JSC.
First elected to the Supervising Board in 2004

Andrey Martirosov, born in 1968 General Director of UTair Aviation JSC
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999 - present – General Director of UTair Aviation JSC
First elected to the Supervising Board in 1995

Vladislav Nesterov, born in 1948 independent director, Deputy Mayor of Surgut
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999-2002 – Deputy Mayor of Surgut – Chairman of Municipal Property Management Committee
2002 - present – Deputy Mayor of Surgut.
First elected to the Supervising Board in 2000.

Natalia Pospelova, born in 1959 Deputy Chairman of Board for Legal Issues of Surgutneftegazbank JSC
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
Deputy Chairman of the Board for Legal Issues at Surgutneftegazbank JSC.
First elected to the Supervising Board in 2004

Sergey Savin, born in 1966 Deputy General Director, Director of Technological Transport/Special equipment/Road Traffic Department of Surgutneftegas JSC
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999-2001 – Chief Engineer of SNDSR Trust at Surgutneftegas JSC;
2001–2004 – Director of BPTOiKO at Surgutneftegas JSC;
2004 – present – Deputy General Director, Director of Technological Transport/Special equipment/Road Traffic Department of Surgutneftegas JSC.
First elected to the Supervising Board in 2004

Vyacheslav Uryupin, born in 1959 General Director of Surgutneftegas Insurance Company Ltd.
Education: College graduate (BA equivalent)
Positions (for the preceding 5 years):
1999 - present – General Director of Surgutneftegas Insurance Company Ltd.
First elected to the Supervising Board in 2004

SUPERVISING BOARD

No member of the Supervising Board:

– has relatives among members of governing and financial/business control bodies of the Company;

– has an interest in subsidiaries and related companies of this Company;

– has an option for shares in the Company, its subsidiaries and related companies.

Shares of members of the Supervising Board in the Company's share capital:

– Mr. A. Martirosov - 0.044 %.

Powers and Authorities of the Supervising Board

The key role of the Supervising Board of UTair Aviation Company is to determine the strategic objectives of the Company and perform control and evaluations of management performance.

In 2004, the Supervising Board of the Company called 13 meetings at 10 of which members of the Board were present in person. Some of those meetings were called to discuss and adopt the results of implementation of fundamental objectives of the Company's business plan by executive officers of the Company. The Supervising Board discussed at its meetings the results of the Company's operations on a quarterly basis and approved its quarterly reporting documentation.

Among other important resolutions, the Supervising Board approved the Company plan to issue bonds in 2005 to the amount of 1 billion rubles for refinancing the loans and credits granted under the aircraft fleet upgrade program.

In the context of corporate management improvement and for the purpose of enhancing the efficiency of activities of the Supervising Board, the latter passed a resolution to create an audit committee and adopt the Regulations on Audit Committee (see Audit Section). Further, the Auditing Commission has deliberated on the possibility of creating a staff and remuneration committee in 2005.

The year 2004 became the starting year of the efforts aimed at ensuring the compliance of the Company with the requirements of the Russian stock exchange listing.

In order to enhance the quality and convenience of services provided to the Company's shareholders and to satisfy their rights to the fullest extent, the Supervising Board passed a resolution to delegate the keeping of the Company's register to a new independent Register holder, namely to Surgutinvestneft JSC. In addition, the Supervising Board, on recommendation of the audit committee, nominated a candidate for election as an independent auditor at the general meeting of the shareholders.

Remuneration to Members of the Supervising Board

The Company pays members of the Supervising Board for their services out of the Supervising Board Remuneration Fund. The value of the fund in question is set by a resolution of the general meeting of shareholders.

The remuneration payable to each member of the Supervising Board is a function of his or her participation and degree of involvement in the activities of the Supervising Board. The remuneration level is set by a resolution of the Supervising Board, provided that the member concerned, whose remuneration being reviewed, shall not vote on this. No remuneration is paid to members of the Supervising Board who failed to participate in the Board's activities.

In 2004, the remuneration the Company paid to members of the Supervising Board, for the results of FY 2004 operations, amounted to 80,080 rubles.

MANAGEMENT TEAM

An experienced team of executives is responsible for managing routine operations of UTair Aviation Company; all members of this team have a clear vision of the Company's future and methods to attain strategic goals of the Company; all team members lend their expertise, knowledge and effort necessary for the development of the Company.

The team of executives is governed by the General Director of the Company, and its key members hold positions in the Managing Board, a collective executive body of the Company.

The General Director is elected by the general meeting of the shareholders of the Company. Members of the Managing Board are appointed by the Supervising Board of the Company on the basis of the recommendation of the General Director.

Members of the Managing Board



Andrey Martirosov,
born in 1968

Chairman of Managing Board,
General Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Kiev State University

Positions (for the preceding 5 years):

1999 – present – General Director of UTair Aviation JSC,

2001 – present – member of Presidium of the Russian and American Council of Business Cooperation;

2004 – present – Chairman of the Board of the Russian Association of Air Transport Operators (AEVT).

First appointed in 1993

MANAGEMENT TEAM



Viktor Bachurin, born in 1948

Deputy General Director for Foreign Trade Operations
of UTair Aviation Company

Education:

College graduate (BA equivalent): Riga Institute of Engineers of Civil Aviation,
Civil Aviation Academy.

Positions (for the preceding 5 years):

2000 – present – Deputy General Director
for Foreign Trade Operations of UTair Aviation JSC

First appointed in 1993



Meyramkhan Bekmukhanbetov, born in 1952

Deputy General Director,
Technical Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Riga Institute of Engineers of Civil Aviation.

Positions (for the preceding 5 years):

1999 - present – Deputy General Director,
Technical Director of UTair Aviation JSC

First appointed in 1994



Vladimir Demkin, born in 1952

Deputy General Director,
Flights Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Buguruslanskoye pilot college,
Civil Aviation Academy.

Positions (for the preceding 5 years):

1999 - present – Deputy General Director, Flights Director of UTair Aviation JSC;

1999 - present – Director of the Staff Training Center.

First appointed in 1996



Viktor Zaitsev, born in 1953

Deputy General Director for Inspection,
Director of Quality Assurance Department of UTair Aviation JSC

Education:

College graduate (BA equivalent): Sasovo Pilot College,
Moscow Institute of Engineers of Civil Aviation.

Positions (for the preceding 5 years):

2000 - present – Deputy General Director for Inspection,
Director of Quality Assurance Department of UTair Aviation Company

First appointed in 2000



Andrey Ilmensky, born in 1973

Deputy General Director for Property Management
and Administration of UTair Aviation JSC

Education:

College graduate (BA equivalent): Ural Academy of Public Service

Positions (for preceding 5 years):

1999 – 2002 – Head of Legal Department of UTair Aviation JSC;

2002 – present – Deputy General Director for Property Management
and Administration of UTair Aviation JSC

First appointed in 2003



Vladislav Kravchenko, born in 1948

Deputy General Director,
Commercial Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Krasnokutsky Pilot College of Civil Aviation,
Tyumen State University

Positions (for the preceding 5 years):

1999 – present – Deputy General Director,
Commercial Director of UTair Aviation JSC

First appointed in 1993



Vasiliy Lebedinsky, born in 1946

Senior Deputy General Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Kremenchug Pilot College of Civil Aviation,
Civil Aviation Academy.

Positions (for preceding 5 years):

1997 – 2000 – Director of Salekhard branch of UTair Aviation JSC;

2000 – present – Senior Deputy General Director of UTair Aviation JSC

First appointed in 1993



Igor Petrov, born in 1972

Deputy General Director,
Financial Director of UTair Aviation JSC

Education:

College graduate (BA equivalent): Tomsk Polytechnic University, Moscow State Public University.

Positions (for the preceding 5 years):

2000 – 2001 – Deputy Financial Director of UTair Aviation JSC;

2001 – present – Deputy General Director,
Financial Director of UTair Aviation JSC

First appointed in 2002

No member of the Managing Board:

– has relatives among members of governing and financial/business control bodies of the Company;

– has an interest in subsidiaries and related companies of this Company;

– has an option for shares in the Company, its subsidiaries and related companies.

Shares of members of the Managing Board in the Company's share capital:

A. Martirosov –	0.044 %
V. Lebedinsky –	0.19 %
M. Bekmukhanbetov –	0.0092 %
V. Demkin –	0.001 %
V. Zaitsev –	0.0095 %

Powers and Authorities of the Managing Board

The key responsibilities of the Managing Board are: development of future business plans, in particular long-term plans (for up to 5 years), and supervision of implementation thereof. In 2004, the Managing Board called 13 meeting to discuss 112 proposals.

The Managing Board provided an analysis of the Company's operations and progress in the implementation of the 2004 business plan on a quarterly basis, monitored the inventory stock and the results of activities of budgetary and balance-sheet commission of the Company. Given the results such analysis, the Management Board approved the quarterly reports in the Company's operations and made necessary changes in the current activities of the Company's divisions and in the 2004 business plans.

The Managing Board paid special attention to improving operational and administrative structures, corporate governance system of the Company, and undertook the following actions:

- Reorganization of transport operations management system (February);

- Reorganization of purchasing system (February, April);

- Reorganization of engineering and aviation Service (July, September);

- Improvement of budgeting system (September);

- Improvement of staff incentive system (September, December);

- Review of management reports (September);

- Appointment of Directors of Subsidiaries; nomination of candidates for election to governing bodies of subsidiaries and related companies of UTair Aviation Company.

Further more, the Managing Board has dealt with such important issues in the context of the Company's strategic goals and objectives, as upgrading the aircraft fleet (the progress in contractual purchase of ATR-42 liners and the projected purchase of light helicopters), flight safety and the five-year development plan.

The most significant actions taken by the Management Board in 2004 were as follows:

- Approval of 2004 business plan (February);

- Passing a resolution to start operations aimed at implementing ISO-9000 quality system by the Company (March);

- Founding UTair South Africa, a Company's subsidiary in the Republic of South Africa – the cornerstone company for the future international helicopter operators network of the Company (April);

- Announcement of alliance with Komiinteravia, the largest air carrier in the Republic of Komi (June);

- Passing a resolution on a joint promissory note issuance project with IG REGION JSC (October).

Remuneration of Members of the Managing Board

In compliance with the Regulations on the Managing Board, the Company rewards members of the Managing Board for the outcome of the Company's activities for the year in addition to the remuneration provided for in employment contracts. The remuneration for the outcome of annual operations of the Company is paid out of the remuneration Fund for the Managing Board members in accordance with the resolution approved at the general meeting of shareholders. The Fund equals 1 percent of net profits earned by the Company for the year.

The amount of remuneration and its distribution among members of the Managing Board shall be determined by a resolution of the Supervising Board of the Company.

In 2004, the Company paid to members of the Managing Board 25,428,501.55 rubles (salary inclusive).

INTERNAL CONTROL AND AUDIT

In order to ensure safe custody of contributions made by shareholders and potential investors, instill confidence in the Company's operations and the management process, the Company has developed and maintains a system of monitoring its financial and business activities. These objectives were achieved through adopting and implementing a business plan for different aspects of the Company's operations, developing and implementing efficient internal control procedures, revealing risks and working to minimize them, and by providing and disclosing reliable financial information.

The Company operates a regular **internal control** system by setting up the decision-making process and complying with it in the context of its routine operations.

The Audit Commission, a permanent Company body responsible for the control over financial and business operation of the Company, is elected by a resolution of the General Meeting and includes three members. The Auditing Commission performs control through implementing the following procedures:

- Auditing financial and business documents of the Company;
- Auditing the Company's transactions for compliance with established requirements;
- Analyzing accounting and statistical records for compliance with established procedures;
- Analyzing the Company's financial status, designing ways to improve the economic status of the Company;
- and other activities.

Members of the Auditing Commission elected at the general meeting of shareholders held on 15 September 2004:

Ruslan Gabdulkhakov, born in 1975
Director of Analysis and Financial Planning Department of Surgutneftegas JSC

Svetlana Tushchenko, born in 1973
Legal advisor 2nd class at the Legal Department of Surgutneftegas JSC

Valentina Chuvilina, born in 1952
Chartered accountant 1st class at the Control and Audit Department of Surgutneftegas JSC

No Member of the Auditing Commission:

- has relatives among members of governing and financial/business control bodies of the Company;
- has an interest in subsidiaries and related companies of this Company;
- has an option for shares in the Company, its subsidiaries and related companies.

For the purpose of analysis and assessment of the internal control efficiency, the Company has created and maintains an **internal audit service** accountable to the General Director. The service is headed by a Section Director and comprises three staff members.

Main tasks of the internal audit service:

- to conducting an audit of operations of financial, accounting, and economic departments of the Company, its subsidiaries and related companies;

- auditing current operations for compliance with the financial and business plan of the Company;

- auditing accounting and internal control systems, providing recommendations on the improvement of such systems;

- collaborating and interacting with other control bodies;

- providing guidance; consulting the Company's executives on risk management and mitigation;

- providing assistance to the Company's executives in developing corrective measures (steps) based on the results of audits performed, and monitoring progress in implementing such steps.

In view of further enhancement of internal control efficiency, improvement of the corporate governance procedures and promoting efficient control functions of the Supervising Board, in 2004 the Company created an **audit committee under the Supervision Board of the Company**. The main functions of this committee are as follows:

- provide recommendations on a candidate nominated for election as Auditor of the Company, in particular to be involved in the selection of audit firms eligible to conduct an audit of the Company and assess the risk of a conflict of interest;

- perform an annual analysis of the quality of external audit services, and make recommendations to the Supervising Board to conclude, extend or terminate a contract with the auditor;

- assess the efficiency of internal control procedures and prepare recommendations for improvement thereof, including review of internal audit reports, reports of the Auditing Commission, evaluate the activities thereof and provide recommendations for enhancing their performance;

Powers and authorities of the audit committee, the procedure of its formation and functioning are governed by the Regulations on audit committee set forth by a resolution of the Supervising Board.

The audit committee created in 2004 comprises 8 members, including 3 employees of the Company, 4 representatives of the Company's shareholders representing more than 10 percent of voting shares, and the Chairman of the Managing Board of the Institute of Charted Auditors (Moscow).

In 2004, the audit committee called 3 meetings at which the recommendations to the Supervision Board on candidates for selection as external auditor of the Company for the year 2004 were discussed.

External Audit

An independent auditor nominated by the Supervising Board at the recommendation of the audit committee and confirmed by a resolution of the general meeting of shareholders is responsible for conducting an audit of financial statements prepared and disclosed by the Company and for establishing veracity of the above-mentioned statements.

The Company, by a resolution of its general meeting held on 15 September 2004, appointed Rosexpertiza Ltd. Company (Moscow) as the Company's auditor. Rosexpertiza Ltd. Company is responsible for conducting an audit of the 2004 financial statements prepared in compliance with Russian accounting procedures, and does not provide any consulting services to the Company.

Ernst & Young Company is responsible for conducting an audit of 2003 and 2004 financial statements prepared under international standards.

SHAREHOLDERS AND INVESTORS

The share capital of UTair Aviation Company is 577,208,000 rubles; the capital is divided into 577,208,000 ordinary shares with nominal value of 1 ruble per share.

The Company's Charter provides for 124,945,000 declared shares with par value of 1 ruble per share, constituting about 22% of the total number of issued and outstanding shares.

Under the American Depositary Receipts (ADR) program of the 1st level registered on 26 May 1998 with the US Securities and Exchange Commission, 2.467% of the Company's shares are traded on foreign stock exchanges (as of 01 January 2005). ADRs, each corresponding to 100 ordinary shares in the Company, are traded on the over-the-counter stock markets in New York, Frankfurt and Berlin (UAIRY trade code). The Bank of New York is a depositary handling the ADRs.

Structure of share capital as of 10.11.2003
(date of record to determine the shareholders entitled to attend the extraordinary general meeting)


Foreign investors 6%
Russian legal entities 31.3%
Individuals 17%
26.9% Department of Public Property of Khanty-Mansiysk autonomous district
18.8% Department of Property and Land Relations at Surgut Administration

The number of shareholders whose names were entered in the Shareholders' Register as of 01.01.2004 was **3,603.**


6% Foreign investors
Russian legal entities 78%
16% Individuals

The number of shareholders whose names were entered in the Shareholders' Register as of 01.01.2005 was **3,491.**

As of 10 November 2003, the list of entities entitled to attend the extraordinary general meeting of shareholders include the following holders of at least 5 per cent in the share capital each:	Interest in the share capital
Department of State Property of Khanty-Mansiysk autonomous district	26.99 %
Department of Property and Land Relations at Surgut Administration	18.8 %
Tsentroinvest Limited Liability Company	14.92 %
Bank Razvitia Predprinimatelstva Commercial Bank	5.83 %

As of 13 July 2004, the list of entities entitled to attend the extraordinary general meeting of shareholders include the following holders of at least 5 per cent in the share capital each:	Interest in the share capital
Polint Ltd.	18.80 %
Triseltko Ltd.	19.84 %
Krayel Ltd.	17.00 %
La Manche Ltd.	19.99 %

As of 01 January 2005, the following holders of more than 5 per cent in the share capital (nominal holders) were registered in the Shareholders' Register:	Interest in the share capital
Central Surgut Depositary LTD	75.639 %

Trading in Company's Shares

UTair Aviation Company is one of the only two Russian airlines whose shares are traded at stock markets both in Russia and abroad.

The main domestic markets where the Company's shares are traded:

- RTS Stock Exchange – the Company's share have been traded since 1997 under TMAT code;
- Moscow Interbank Stock Exchange (MISEX) – the Company's shares have been traded since December 1999 under UTAR code.

The Company's ADRs are handled on the over-the-counter stock markets in New-York, Frankfurt and Berlin (UAIRY code).


37.5
37.2
31.8
25.4
14.7

Trades in shares of UTair Aviation Company from 01.01.2004 to 01.01.2005

	RTS
Trading volume, US dollars	98,169
Trading volume, shares	1,520,462
Number of transactions	25
Minimum price, US dollars	0.06
Maximum price, US dollars	0.08

No transactions took place in the Company's shares on the MISEX exchange in 2004.

SHAREHOLDERS AND INVESTORS

Dividends

The dividend policy of UTair Aviation Company is based on the acknowledgement of the shareholder right to receive a dividend and is aimed at enhancing the investment attractiveness of the Company and increasing its capitalization.

In compliance with the Regulations on the Distribution of Net Profits, the Supervising Board of the Company, in making its recommendations to the general meeting, is governed by the assumption that the minimum amount payable as dividend shall be equal to 30% of the net profit remaining after necessary allocations to reserves, possible losses provisions and accumulation fund.

The Company is consistent in pursuing its dividend policy by increasing the portion of net profits payable as dividend on a regular basis. By results of the year 2002, the Company spent 28% of net profits for such purposes as compared with 6.65% and 6.53% in 2001 and 2000 respectively.

The Company will distribute 30% of its net profits in 2004 for dividend payments.

Dividend history of UTair Aviation Company

	2000	2001	2002	2003	2004
Dividend paid per share, rubles	0.05	0.06	0.03	0.043	0.056
Total dividend paid, rubles	28,860,400	34,632,480	17,316,240	24,919,999	32,323,648

Fulfillment of Shareholders' Rights

The holders of ordinary shares in UTair Aviation Company are entitled to such rights as provided for in the Russian Federation laws and the Articles of Association of the Company, in particular:

- The right to attend general meetings of shareholders and vote;
- The right to receive dividends in accordance with applicable Russian Federation laws and the Company Charter, if a resolution to this effect is passed at the general meeting of shareholders;
- The right to obtain information contained in the Charter and other documents of the Company, except for the information considered a state or trade secret, to such extent and in such manner as stipulated in the Russian Federation laws and the Company Charter;

In order to allow shareholders to exercise their right to attend general meeting of shareholders to the fullest extent, the Company has established and maintains the following procedures:

- The Company developed the Regulations on General Meetings of Shareholders, providing in detail the procedures of calling and holding of such meetings;
- The Company informs its shareholders in advance (at least 20 days prior to a meeting) about general meetings of shareholders by disseminating a notice by mail and placing an announcement at the Company's web-site - www.utair.ru;

- Shareholders are entitled to advance review of the entire set of documents prepared for a general meeting at the registered office of the Company, general representative office of the Company in Moscow, in Tyumen branch, and for receiving the information in question via the Company's web-site - www.utair.ru;
- Holders of the Company's ADRs receive information materials in English;
- The duty to keep the Shareholders' Register is delegated to Surgutinvestneft JSC, an independent Register Holder.

In order to enable shareholders to exercise their dividend rights to the fullest extent, the Company has developed and implements its dividend policy (see Dividend Section).

In order to satisfy the shareholders' need for information about Company's operations, the Company discloses such information on a regular basis (see Information Disclosure Section).

Information Disclosure

To ensure openness and transparency of Company information as an important resource to gain shareholder confidence and to enhance its investment attractiveness, UTair Aviation Company is interested in the continuous disclosure of information about various aspects of its operations. The Company's disclosure practices are based on the regularity, efficiency and availability of the disclosed information.

In order to implement the principles underlying the disclosure practices, the Supervising Board of UTair Aviation Company adopted in 2003 the Regulations on Public Statements defining in detail the structure, content, manner and time of disclosure of information to all interested persons, in particular via the Company's web-site.

The Company current web-site located at www.utair.ru contains complete and regularly updated information about the Company and its operations.

The section "About the Company" describes the history and development plans of the Company, and provides a description of its business units.

The section "To Shareholders and Investors" contains the Company Charter and and internal regulations (the Regulations on Supervising Board, on Managing Board, on General Director, etc.) as well as information about members of the Company's governing bodies, quarterly and annual reports and statements, information and material facts and data which may have an important impact on the price of the Company's securities, etc.

A separate section of the web-site is provided for the customers of the Company; it contains information on destinations and routes offered by the Company, flight schedules, and details of special offers. In addition, the Company's customers may book tickets on all flights via the web-site and enroll in frequent flyer bonus program named STATUS.

In addition to the website, the Company has other channels for communicating with the parties concerned, in particular news blocks of Interfax, AK&M, where important facts and other data about the Company's operations are published.

ANNUAL REPORT
20[illegible]

Financial Review


UTair
ЮТэйр

UTair

A V I A T I O N



Review of financial performance of UTair Aviation Company under Russian accounting standards.

The financial results of the Company activities show sustainable and dynamic development of the Company.

Revenue

The FY 2004 revenue of the Company amounted to 8,611,523 thousand rubles, i.e. an increase of 29.8 % compared to 2003.

Unit revenue of the air transport business of the Company was 66.3%, including the revenue from regular passenger flights: 55.3%, and from charter flights: 11.0%.

Unit revenue of the helicopter business of the Company was 29.2%, including the revenue from Russian helicopter operations: 10.6%, and from foreign helicopter operations: 18.4%.

Unit revenues from other Company's businesses, including maintenance service and repair of aircraft and engines at certified engineering facilities, all types of airport services in branches, medical services, other services including catering service, amounted to 4.7% in 2004.

The scheduled passenger flight revenue grew by 25.7 % as compared to 2003 through expanding the flight network (new destinations from Kursk, Stary Oskol, Samara, Tambov, Ufa, Magnitogorsk, Saint-Petersburg, and routes from the Republic of Komi).

The unscheduled passenger service revenue increased by 43.8% compared to 2003 by introducing a new charter program from Domodedovo to Antalia (Turkey).

The FY 2004 helicopter operation results show the volume of operations redistributed in favor of foreign operations at the expense of helicopter operations performed in Russia.

Revenue from foreign helicopter operations increased by 89.7% compared to 2003 due to the expansion of the UN mission in Sierra Leone, opening of missions in Liberia, Cote d'Ivoire, and due to the initiation of commercial contracts in the Republic of South Africa and Sudan.

Revenue from Russian helicopter operations declined by 16.2% in 2004 due to the lower volume of operations performed (the flight hours declined by 25.5 % compared to 2003).

Structure of expenditures of Utair Aviation Company in 2003


16%
4%
10%
13%
57%

Structure of expenditures of Utair Aviation Company in 2004


11%
5%
11%
18%
55%

Increase in revenue from almost all businesses of Utair Aviation Company in 2004
(absolute positive change as compared with 2003)
thousand rubles


1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
-200,000
Helicopter operations
Other operations
Unscheduled passenger service
International operations
Scheduled passenger service

Structure of UTair Aviation Company Revenue in 2004

Description of activity	[illegible] rubles		Absolute change, thousand rubles	Relative change, %	Revenue share in the total revenue, %	
	2003	2004			2003	2004
Scheduled passenger flights	3,788,427.1	4,763,881.8	975,454.7	25.7	57.1	55.3
Unscheduled passenger flights	656,061.2	943,544.5	287,483.3	43.8	9.9	11.0
International helicopter operations	837,518.5	1,588,745.3	751,226.8	89.7	12.6	18.4
Russian helicopter operations	1,088,068.3	912,070.4	-175,997.9	-16.2	16.4	10.6
Other activities	265,911.9	403,281.0	137,369.1	51.7	4.0	4.7
Total revenue	**6,635,987.0**	**8,611,523.0**	**1,975,5[illegible]**	[illegible]	[illegible]	[illegible]

Expenditures

In 2004 Company expenditures amounted to 8,131,961 thousand rubles, i.e. rose by 30.9% against 2003.

Direct expenses associated with main business operations of the Company account for the greater part of total expenditures: fuel expenditure: 23%, airport and air navigation costs: 15.2%, maintenance service and repair of aircraft and engines: 11.9%, payments to booking agents: 5.4%, service costs: 3.3% (in aggregate 58.8%). Payroll expenses (12.3%) and the single social tax (4.0%) constitute a large portion of the total expenditures. Lease of fixed assets constitutes 9.0% of total expenditures, and depreciation costs: 1.5%.

Total expenditures are categorized by expenditures which constitute more than 2% of total expenditures. All other expenses are classified as Other Expenditures (this item accounts for 14.4% of total expenditures).

Expenditures for the maintenance and repair of aircraft and engines contributed greatly to the increase in the total structure of expenditures due to a growing volume of operations necessary for the maintenance of the airworthiness of an aging aircraft fleet. The percentage of other expenditures remained without significant changes.

The item «Maintenance Service and Repair of Aircraft and Engines» which increased by 133.5% compared to 2003 greatly contributed to total expenditures due to the need for maintenance of aircraft airworthiness.

Fuel expenses rose by 37.4% in 2004 against 2003. This increase occurred due to the increase in aircraft operations and rising fuel and lubricant prices (by 15.5% per ton).

The 33.2% increase in rent and aircraft leasing payments in 2004 occurred due to an increase in lease rates and price of flight hours for leased aircraft.

The FY 2004 increase in airport charges occurred due to the increase of operations and rise in fares and charges. The expenditures for air navigations services rose due to the increase in international operations (high air navigation rates imposed on foreign routes).

The item «Payment to booking agents» rose by 14.9% against 2003. Transportation services (scheduled passenger flights) are provided through agents. Agent fees' share of scheduled flight revenue continued to decline throughout 2004.

Increase in expenditures in 2004
(absolute increase against 2003)
thous. rubles


600,000
500,000
400,000
300,000
200,000
100,000
0
growth
Fixed assets depreciation
Service expenditures
Single social tax
Payroll
Payments to booking agents
Airport, air navigation charges
Rent and leasing of fixed assets
Other expenditures
Fuel
Maintenance and repair of aircraft and engines

Structure of UTair Aviation Company expenditures in 2004

Expenditures items	Expenditures, thousand rubles		Absolute change, thousand rubles	Relative change, %	Structure of expenditures, % of outcome	
	2003	2004			2003	2004
Payroll expenditures	945,685.3	1,000,617.0	54,931.7	5.8	15.2	12.3
Single social tax	285,129.4	328,426.0	43,296.5	15.2	4.6	4.0
Fuel	1,360,427.7	1,868,709.9	508,282.3	37.4	21.9	23.0
Airport and air navigation charges	1,107,651.9	1,234,518.4	126,866.5	11.5	17.8	15.2
Maintenance service and repair of aircraft and engines	413,096.3	964,617.7	551,521.4	133.5	6.7	11.9
Fixed Assets Depreciation	115,336.1	121,862.1	6,526.0	5.7	1.9	1.5
Expenses for service and supply (catering)	250,815.6	269,966.4	19,150.7	7.6	4.0	3.3
Payments to booking agents	382,877.7	440,036.5	57,158.8	14.9	6.2	5.4
Lease of fixed assets	551,888.8	734,893.3	183,004.5	33.2	8.9	9.0
Other expenditures	797,320.2	1,168,313.7	370,993.5	46.5	12.8	14.4
Total expenditures	**6,210,229.0**	**8,131,961.0**	**1,921,732.0**	[illegible]	**100.0**	**100.0**

Structure of expenditures of Utair Aviation Company


in 2003
7%
2%
4%
5%
15%
6%
18%
9%
13%
21%
in 2004
12%
1%
3%
4%
12%
5%
16%
9%
14%
24%
Fixed assets depreciation
Service costs
Single social tax
Salary
Payments to booking agents
Airport, air navigation charges
Rent and leasing of fixed assets
Other expenditures
Fuel
Maintenance and repair of aircraft and engines

Financial Results

In years 2002 to 2004, the Company demonstrated an increase across all significant financial parameters.

Economic efficiency of the Company changes at the average rate of the industry in general. Insignificant fluctuations occur due to the changes in the ratio between low-yield and high-yield businesses.

In 2005 the Company is planning to expand its operations in all fields of activity and therefore to ensure an increase in its profitability.

The year 2005 will showcase the efforts (undertaken under the fleet modernization program) associated with the replacement of low efficiency aircraft with the most advanced and efficient fleet.

Consistent Growth of Key Financial Indicators of Utair (M RUR)


10,000
8,000
6,000
4,000
8,612
6,636
8,132
5,464
6,210
5,275
2002
2003
2004
Revenue
Expenditures
700
600
500
400
300
200
0
601
541
480
426
267
189
83
107
62
2002
2003
2004
EBITDA
Gross Revenue
Net Profit

Return Rates of UTair Aviation Company


8
7
6
5
4
3
2
1
7.66%
6.45%
6.42%
4.59%
5.57%
3.45%
2.25%
1.98%
2.11%
1.25%
1.13%
1.25%
2002
2004
core business
Net profitability

AUDITORS' REPORT

of independent Auditors' Firm OOO «Rosexpertise»
as regards the financial statements
of Open Joint Stock Company «UTair Aviation»
for the year 2004

Росэкспертиза

Rosexpertise

Our ref. # 1-A-1361/172/04UD/A3-04

Membership in Moores Rowland International,

International Association of Independent Accounting and Auditing Firms

Information about Auditors' Company:

Name: Rosexpertise Limited Liability Company.

Registered office: Russian Federation, 107078 Moscow, Mashy Poryvaevoy St., 11

Postal address: Russian Federation, 127055 Moscow, Tikhvinsky per., 7/3

Phone: (095) 721-38-83,

Fax (095) 721-38-94

E-mail: rosexp@online.ru Internet: www.roexpertiza.ru

Auditor License # E 000977 issued by the Ministry of Finance of the Russian Federation on 25 June 2002 for the period of five years.

Certificate of Incorporation # 183142 issued by the Moscow Registration Chamber on 23 September 1993

Certificate of making entry number 1027739273946 in the Unified Public Register of Legal Entities of 27 September 2002.

settlement account # 40702810900000013033 with OAO ACB ROSBANK,
correspondent account # 30101810000000000256, BIC 044525256, INN/KPP 7708000473/770801001,
OKVED 74.12.2, OKPO 29926698

Specialists involved in the audit: T.L. Smetanina, A.B. Gladkov, A.V. Dvoichenko, D.S. Dolgopolov, I.I. Mushket, S.I. Zadvornova, S.G. Rubtsova, L.S. Mikhailova

Auditing Agreement # 1-A-1361/172/04UD of 13 December 2004

Audited Legal Entity:

Name: UTair Aviation Open Joint Stock Company

Registered office: Russian Federation, 628012, Khanty-Mansiysk Autonomous District (Tyumen region), Khanty-Mansiysk, aiport

Postal address: Russian Federation, Surgut, airport

Phone +8 (3462) 77 03 67

Fax +8 (3462) 77 03 67

Settlement account # 40702810900000001410 with OAO AKKOBANK, Surgut,
correspondent account # 30101810100000000704, BIC 047144704, INN/KPP 7204002873/860101001,
KVED 62.10, 62.20, 55.51, OKPO 01130489

Internet: www.utair.ru

Certificate of Incorporation of UTair Aviation JSC # 1670 issued by the Head of Tyumen Administration on 28 October 1992

We have audited the 2004 financial statements of UTair Aviation JSC, which consist of

Balance Sheet,
Profit and Loss Account,
Notes of Balance Sheet and Profit and Loss Account
Memorandum

These statements were prepared by the executive body of UTair Aviation JSC in compliance with Federal Law # 129-FZ of 21.11.1996 on Accounting Principles, on the basis of the Regulations on Accounting and Reporting Procedures in the Russian Federation adopted by order # 34n of the Ministry of Finance of the Russian Federation on 29.07.1998, Accounting Regulations «Accounting Practice in Legal Entities» PBU 4/99 adopted by order # 43n of the Russian Federation Ministry of Finance on 06.07.1999, Order # 67n on Forms of Financial Statements of Legal Entities issued by the Russian Federation Ministry of Finance on 22 July 2003.

Preparation of the financial statements is the responsibility of the executive body of UTair Aviation JSC. Our responsibility is to express an opinion on the trustworthiness, in all materials aspects, of these statements and compliance if accounting principles with the requirements of laws of the Russian Federation, based on our audit.

We conducted our audit in accordance with Federal Law of the Russian Federation on Audit Activities # 119-FZ of 07 August 2001; Federal Auditing Rules (Standards) adopted by decree # 532 of the Government of the Russian Federation on 07 October 2004, internal audit standards.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principle used preparation of financial statements, decisions taken by the managers of the Company and overall financial statements of the Company. We believe, that the conducted audit provides a reasonable basis to express an opinion on trustworthiness of these statements and compliance of accounting principles of the Company with the Russian laws.

As a result of conducted audit, the following noncompliances with the existing accounting/reporting practice have been revealed:

in respect of Work In Progress in item 130 «Work in Progress» of the Balance Sheet as of 01.01.2004 a reduced credit balance of 2 059 thousand rubles is reported,

in respect of Fixed Assets in item 120 «Fixed Assets» of the Balance Sheet as of 31.12.2004, the cost of civil aviation engines of 29 960 thousand rubles is not reported, and the same cost is erroneously reported in item 130 «Work in Progress»,

in respect of Deferred Expenses in item 216 «Deferred Expenses» of the Balance Sheet as of 31.12.2004 the cost of fixtures in the leased property with further offsetting against UTair Aviation rent payments of 16 933 thousand rubles is not reported, the same cost is erroneously reported in item 130 «Work in Progress»,

in respect of Receivables in item 240 «Receivables (to be received during the year after reporting date)» of the Balance Sheet as of 31.12.2004, the debt of Region Asset Management JSC under a trust agreement to the amount of 2 632 thousand rubles is not reported,

in respect of Liabilities on Taxes and Charges in item 624 «Taxes and Charges – Liabilities» of the Balance Sheet as of 31.12.2004, the liabilities on income tax of 6 858 thousand rubles is not reported. Correspondingly, item 150 «Current Income Tax» of the Profit and Loss Account for the year 2004 is understated by 6 858 thousand rubles,

item 140 «Pre-tax income» of the Profit and Loss Account for the year 2004 is overstated by 19 103 thousand rubles as a result of the overstated proceeds from regular flights in the territory of the Russian Federation. Correspondingly, the net income reported to owners in item 180 «Net Income of Reporting Year» of the Profit and Loss Account for the year 2004 is overstated by 19 103 thousand rubles,

in item 153 «Other Liabilities» of the Profit and Loss Account for the year 2004 is overstated by 53 940 thousand rubles, and correspondingly item 141 «Deferred Tax Assets» is understated by 2 001 thousand rubles, and item 142 «Deferred Tax Liabilities» is overstated by 55 941 thousand rubles.

In our opinion, the financial statements of UTair Aviation JSC, except for the events described above, are prepared in such a way that provide, in all material respects, fair presentation of financial position as of 31 December 2004 and results of financial and business operations for the period from 01 January till 31 December 2004, both inclusive, in accordance with the laws and regulations

13 May 2005 General Director of Rosexpertise LLC A.V. Kozlov

Director for Audit T.L. Smetanina

Qualification Certificate of Auditor # K 001576 valid from 01 November 1996 (unlimited period)

BALANCE SHEET as of 01 January 2005
(thousand dollars)

$1 = 27,7487 RUR (01.01.2005)

ASSETS	01 January 2004	31 December 2004
I. NON-CURRENT ASSETS		
Intangible assets	3,726	3,561
Fixed assets	35,514	34,420
Construction in progress	2,099	4,692
Profitable investments to tangible assets		
Long-term investments	1,968	1,954
Deferred Tax Assets		133
Other non-current assets		
Total of Section I	**43,307**	**44,760**
II. CURRENT ASSETS		
Stock	26,359	24,059
Including:		
Raw materials, materials and other similar valuables	18,268	19,442
Animals at raising and feeding	6	
Work in progress	20	52
Finished products and goods for sale	332	351
Goods shipped		
Deferred expenses	7,733	4,214
other stock and expenses		
Tax on added value of acquired valuables	4,759	7,410
Receivables (to be received more than in a year after reporting date)		
Including buyers and customers		
Receivables (to be received during the year after reporting date)	67,543	129,042
Including buyers and customers	40,621	83,387
Short-term financing	5,891	11,755
Funds	813	676
Other current assets		
Total on Section II	**105,365**	**172,942**
BALANCE	**148,672**	**217,702**

BALANCE SHEET as of 01 January 2005
(thousand dollars)

$1 = 27,7487 RUR (01.01.2005)

LIABILITIES	01 January 2004	31 December 2004
III. CAPITAL AND RESERVES		
Authorized capital	20,801	20,801
Own shares redeemed		
Added capital	13,467	13,431
Reserve capital	3,204	3,204
including:		
reserve funds formed in compliance with the existing laws		
reserve funds formed in compliance with constitutive documents of the company	3,204	3,204
Retained income of the reporting year (Not covered losses)	11,796	14,432
Total on Section III	**49,268**	**51,868**
IV. LONG-TERM LIABILITIES		
Loans and Credits	41,645	71,468
Deferred tax liabilities	54	1,678
Other long-term liabilities		
Total on Section IV	**41,699**	**73,146**
V. SH[redacted]TIES		
Loans and credits	19,505	36,574
Payables	37,918	55,816
including:		
suppliers and contractors	11,714	18,073
salaries	1,867	2,035
to government off-budget funds	4,861	5,808
taxes and charges - liabilities	7,342	5,014
with other creditors	12,134	24,886
Payables to members (incorporators) out of income	173	190
Deferred income	109	108
Reserves for forthcoming expenses and payments		
Other short-term liabilities		
Total on Section V	**57,705**	**92,688**
BALANCE	[redacted]	217,702

PROFIT AND LOSS ACCOUNT for the year 2004
(thousand dollars)

$1 = 27,7487 RUR (01.01.2005)

	2004	2003
Proceeds and expenditures of ordinary business		
Proceeds (net) of sale of goods, products, work, services (less VAT, excise-duties and similar payments)	310,339	239,146
Cost of sales of goods, products, work and services	(293,057)	(223,803)
Gross income	17,282	15,343
Commercial expenses		
Management expenses		
Sales income (loss)	17,282	15,343
Other income and losses		
Interests to be received	1,002	409
Interests to be paid	(7,626)	(6,040)
Income from interest in other companies	133	35
Other operating income	23,698	1,264
Other operating losses	(29,279)	(2,132)
Non-sale profits	2,485	12,571
Non-sale losses	(650)	(21,226)
Pre-tax profits (losses)	**7,045**	**(224)**
Deferred tax assets	61	2,823
Deferred tax liabilities	392	54
Current tax on income	(1,854)	
Other liabilities	(1,772)	
Net/Retained profits (l[illegible] [illegible]ting period	**3,872**	**2,994**
For information only:		
Permanent tax liabilities (assets)	(290)	2,823
Base profit (loss) per a share:	—	—
Watered profit (loss) per a share: preference share	—	—

NOTICES TO SOME PROFITS AND LOSSES ACCOUNTS (thousand dollars)

$1 = 27,7487 RUR (01.01.2005)

ACCOUNT	Year 2004		Year 2003	
	profits	losses	profits	losses
Penalties and fines, accepted or awarded by court (court of arbitration)	1,164	5	4,643	
Profit (losses) of last years	233	(1,213)	1,047	9,184
Indemnification against losses cause by improper performance of failure to perform obligations	23		110	
Exchange differences	468	1,025	131	266
Decrease in cost				
Amortization of bad payables and receivables	204	364	1,903	4,656

Valuables shown on off-[redacted]		
Leased fixed assets	32,317	61,073
in particular under leasing agreements		
Inventory accepted in safe custody	39	35
Goods taken on commission		
Bad debts of insolvent debtors	4,656	7,517
Accepted performance and payment security	670	153
Granted performance and payment security	71,846	26,428
Deterioration of housing property	129	114
Deterioration of developed property and similar assets		
Leased fixed assets		



ANNUAL REPORT 2004

Supplementary Information




UTair
AVIATION
82
UTair

SUBSIDIARIES AND RELATED COMPANIES OF UTAIR AVIATION COMPANY:

The following companies which the Aviation Company has an interest in of more than 50% of the share capital (a majority holding), are treated as subsidiaries of the Company:

«Plekhanovo Airport» Ltd.

Interest of the Company in the share capital of the subsidiary: **100 %**
Interest of the subsidiary in the share capital of the Company: **none**
Principal businesses: **Operating airfields, airports, ground facilities, receiving and dispatching passengers, cargo, mail.**
Description of relations between the subsidiary and the Company (Issuer):
Assistance in performance of business operations by the issuer
Location: **Russia, 625025, Tyumen, Plekhanovo Airport**

«Tyumenaviatekhsnab» Ltd.

Interest of the Company in the share capital of the subsidiary: **100 %**
Interest of the subsidiary in the share capital of the Company: **none**
Principal businesses: **Delivery of inventory holdings, supply and sale, retail sale and wholesale**
Description of relations between the subsidiary and the Company: **Assistance in the purchase and maintenance of inventory holdings in the interests of business**
Location: **Russia, 625025, Tyumen, «Roshchino» airport, S.Ilyushina Street, 27**

«Tyumenspetsavia» CJSC

Interest of the Company in the share capital of the subsidiary: **100 %**
Interest of the subsidiary in the share capital of the Company: **none**
Principal businesses: **Air carriage of passengers and cargo, aircraft operations**
Description of relations between the subsidiary and the Company: **Assistance in the performance of business operations by the issuer**
Location: **Russia, 626020, Tyumen region, Nizhne-Tavdinsky district, village of Nizhniaya Tavda, airport**

Non-Commercial Partnership «Personnel Training Center»

Interest of the Company in the share capital of the subsidiary: **100 %**
Interest of the subsidiary in the share capital of the Company: **none**
Principal businesses: **Implementation of training programs for staff training, retraining and enhancing of staff qualification**
Description of relations between the subsidiary and the Company:
Assistance in professional training of Issuer's staff members
Location: **Russia, 625033, Tyumen, Roshchino airport**

«Private Security Company «Air Safety Center» Ltd.

Interest of the Company in the share capital of the subsidiary: **80 %**

Interest of the subsidiary in the share capital of the Company: **none**

Principal businesses: **Security services**

Description of relations between the subsidiary and the Company: **Assistance in the field of security and aviation safety of the Issuer**

Location: **Russia, 625025, Tyumen, Plekhanovo airport.**

«Irtyshaviatrans» Ltd.

Interest of the Company in the share capital of the subsidiary: **73 %**

Interest of the subsidiary in the share capital of the Company: **none**

Principal businesses: **Cargo and passenger service, operation of aviation equipment and aircraft, aviation service of aircraft**

Description of relations between the subsidiary and the Company:

Assistance in the performance of business operations by the issuer

Location: **Russia, 626100, Tyumen region, Tobolsk, airport**

The following Companies in which the Company holds more than 20% of the share capital are treated as related companies:

[illegible]

Interest of the Company in the share capital of the related company: **45.5 %**

Interest of the related company in the share capital of the Company: **none**

Principal businesses: **Ground service of arriving and departing aircraft, receiving and dispatching passengers, mail, cargo; maintenance service of aircraft, operation of airports, airfields and other ground facilities.**

Description of relations between the related company and the Company:

Assistance in the performance of business operations by the issuer

Location: **Russia, 626300, Tyumen region, village of Kondinsky, airport**

«Zavod №26» OJSC

Interest of the Company in the share capital of the related company: **44.52 %**

Interest of the Company in the share capital in which there is an interest of an affiliated person: **55.8%**

Interest of the related company in the share capital of the Company: **none**

Principal businesses: **Overhaul, repair and restoration of aircraft and aircraft components**

Description of relations between the related company and the Company:

Assistance in the repair of aircraft hardware

Location: **Russia, 625025, Tyumen, Plekhanovo airport**

«Surgut Airport» OJSC

Interest of the Company in the share capital of the related company: **26 %**

Interest of the related company in the share capital of the Company: **none**

Principal businesses: **Ground service of arriving and departing aircraft, receiving and dispatching passengers, mail, cargo; maintenance service of aircraft, operation of airports, airfields and other ground facilities.**

Description of relations between the related company and the Company:

Assistance in the performance of business operations by the issuer

Location: **Russia, 626400, Tyumen region, Khanty-Mansiysk autonomous district, Surgut, airport**

AFFILIATED PARTIES (CONTROL THROUGH THE INDIRECT HOLDING):

«Carriage and Services Sales Center» Ltd.

Share of the Company in the share capital of the entity through the affiliated person: **100 %**

Share of the entity in the share capital of the Company: **none**

Principal businesses: **Organization and coordination of ticket sales, ticket booking services for domestic and international flights**

Description of relations between the entity and the Company:

Assistance in the performance of business operations by the issuer

Affiliation grounds: **This entity relates to the same group of parties as the Company itself**

Location: **Russia, 626400, Tyumen region, Khanty-Mansiysk autonomous district, Surgut, Mayskaya St., 10**

«UTair-Leasing» Ltd.

Share of the Company in the share capital of the entity through the affiliated person: **100 %**

Share of the entity in the share capital of the Company: **0.3%**

Principal businesses: **Property leasing**

Description of relations between the entity and the Company: **Assistance in the performance of business operations by the issuer**

Affiliation grounds: **This entity relates to the same group of parites as the Company itself**

Location: **Russia, 626400, Tyumen region, Khanty-Mansiysk autonomous district, Khanty-Mansiysk**

«UTair-Finance» Ltd.

Share of the Company in the share capital of the entity through the affiliated person: **100 %**

Share of the entity in the share capital of the Company: **none**

Principal businesses: **Financial services**

Description of relations between the entity and the Company:
Assistance in financial operations of the issuer

Affiliation grounds:
This entity relates to the same group of persons as the Company itself
Location: **Russia, 626400, Tyumen region, Khanty-Mansiysk autonomous district, Khanty-Mansiysk**

«UTair-Technic» Ltd.

Share of the Company in the share capital of the entity through the affiliated person: **100 %**
Share of the entity in the share capital of the Company: **none**
Principal businesses: **Maintenance and repair of aircraft hardware**
Description of relations between the entity and the Company:
Assistance in the performance of business operations by the issuer
Affiliation grounds: **This entity relates to the same group of parties as the Company itself**
Location: **Russia, 625000, Tyumen, Roshchino airport**

«West-Siberian Air Service Agency» Ltd.

Share of the Company in the share capital of the entity through the affiliated person: **51 %**
Share of the entity in the share capital of the Company: **none**
Principal businesses: **Organization and coordination of ticket sales, ticket booking services for domestic and international flights**
Description of relations between the entity and the Company:
Assistance in the performance of business operations by the issuer
Affiliation grounds:
This entity relates to the same group of parties as the Company itself
Location: **Russia, 626400, Tyumen region, Khanty-Mansiysk autonomous district, Surgut, Mayskaya St., 10**

BRANCHES AND REPRESENTATIVE OFFICES OF THE COMPANY:

1. Berezovsky branch
Location and mailing address: airport, village of Berezovo, Tyumen region, 628140 Russia
CEO: Alexander Stefanyuk
Tel.: (34674) 2-19-66

2. ZapSib-Catering Division - branch
Location and mailing address: airport, city of Surgut, Tyumen region, Khanty-Mansiysk autonomous district, 628422, Russia
CEO: Alexander Naichuk
Tel: (3462) 770-955

3. Mys Kamensky Branch
Location and mailing address: airport, village of Mys Kamenny, Tyumen region 629720, Russia
CEO: Sergey Shian
Tel: (3452) 39-83-65

4. Noyabrsky branch
Location and mailing address: airport, town of Noyabrsk, Tyumen region, 629802 Russia
CEO: Nikolay Ponomarenko
Tel.: (34964) 6-53-45

5. Flight Safety Specialized Division - branch
Location and mailing address: Plekhanovo airport, city of Tyumen, 625025 Russia
CEO: Sergey Pichugov
Tel.: (3452) 43-25-74

6. Tazovsky branch
Location and mailing address: airport, village of Tazovsk, Tyumen region, 629350 Russia
CEO: Dmitry Lebedev
Tel.: (34940) 2-13-31

7. Tyumen Aviation Company - branch
Location: Roshchino airport, Tyumen 625033 Russia
Mailing address: Plekhanovo airport, Tyumen, 625025, Russia
CEO: Viktor Pavlichenko
Tel.: (3452) 43-50-82

8. General Representative Office of UTair Aviation JSC in Moscow
Location and mailing address: 75-24 Myasnitskaya St., Moscow 103000 Russia
CEO: Sergey Babiy
Tel.: (095) 745-40-78

9. Representative Office of UTair Aviation JSC in the USA
Location and mailing address: Graybar Building at Grand Central, 420 Lexington Avenue, suite 300, New York, NY 10170
CEO: Mamed Kasumov
Tel.: +1 (212) 297-6207

10. Representative Office in Yamalo-Nenetsky autonomous district
Location and postal address: airport, city of Salekhard, Tyumen region, 629104 Russia
CEO: Petr Kucheryavenko
Tel.: (34922) 7-42-10

INFORMATION ABOUT LARGE TRANSACTIONS PERFORMED BY THE COMPANY:

1. Date of transaction (contract): 24.11.2004 r.

Subject matter of transaction: provision of security in the form of a guarantee for the purpose of the issue of bonds by UTair-Finance Ltd.

Content of the transaction, including the civil rights and obligations, which are created, changed or terminated by the concluded transaction: Under this transaction UTair Aviation JSC has provided a 1.3 billion ruble guarantee to the purchasers of documentary interest-bearing nonconvertible bearer bonds issued by UTair-Finance Limited Liability Company subject to the binding centralized custody condition. Liability of UTair Aviation JSC is limited to 1.3 billion rubles, including the maximum amount of coupon payments – 1 billion rubles. This guarantee accounts for 26.66 % of the Company's assets.

Parties to the transaction, beneficiaries under the transaction: Guarantor - UTair Aviation JSC, subject matter of the guarantee – the guarantor accepts the liability for the performance of obligations by UTair-Finance to pay to the bearers the nominal value of bonds and coupon income in accordance with the Resolution on Securities Issue and Bond Offering Circular issued by UTair-Finance Ltd.

Time limits for the performance of obligations under the transaction: the guarantor accept the liability for the fulfillment of obligations by UTair-Finance to pay to the bearers the nominal value of bonds and coupon income in accordance with the Resolution on Securities Issue and Bond Offering Circular issued by UTair-Finance Ltd.

The transaction was approved by: the general meeting of shareholders of UTair Aviation JSC (minutes # 19 of 29 April 2004).

Value of assets of the guarantor at the end of the reporting period (month, quarter, year) preceding the date of transaction (date of signatures of the contract), for which financial statements are prepared as stipulated by legislation of the Russian Federation: **4,876,133 thousand rubles**

2. Date of transaction (contract): 10.12.2004 r.

Subject matter of the transaction: loan agreement

Parties to the transaction, beneficiaries under the transaction: borrower – UTair Aviation JSC, creditor – UTair-Finance Ltd.

Transaction value: loan amount is 1 000 000 000 roubles

Deadlines for fulfillment of obligations under the transaction: loan repayment –20 November 2006

The transaction is approved by: The transaction is concluded in such manner as provided for in the Charter of UTair Aviation JSC for large transactions; the transaction is adopted by the Supervising Board of UTair Aviation JSC on 27 November 2004 (minutes 8/04).

Value of assets of the issuer at the end of the reporting period (month, quarter, year) preceding the date of transaction (date of signatures of the contract), for which financial statements are prepared as stipulated by legislation of the Russian Federation: **4,876,133 thousand rubles**

Information about interested transactions:

The Company did not conclude any interested transactions in 2004.

Reference Details:

Aviation Company
Full trade name:
In Russian — Открытое акционерное общество «Авиакомпания «ЮТэйр»
In English - UTair Aviation Joint-Stock Company
Address: 628012, Khanty-Mansiysk autonomous district, Khanty-Mansiysk, airport
Telephone: +7 (34671) 94 557 – Reception Office of the Company in Khanty-Mansiysk
Contacts for shareholders and investors:
Property and Shareholder Department, Simakhina Inna Vladimirovna
Telephone: +7 (3462) 770 381
E-mail: ISimahina@gapk.utair.ru
Internet: www.utair.ru

Register Holder

Surgutinvestneft JSC
Mailing Address: Russian Federation, 628400, Tyumen region,
Surgut, Entuziastov Street, 52/1
Tel.: (3462) 42-11-74 Fax: (3462) 42-11-93
E-mail: sinef@ wsnet.ru
Information about branches and representative offices:

- **Moscow branch located at:** Moscow, Myasnitskaya St, 36/3-2
  Tel. (095) 924-48-59, 924-28-20
- **Tyumen branch located at:** Tyumen, Lenina St, 78, offices 516-518
  Tel. (3462) 46-32-69, 46-35-57
- **Kirishsky branch:** Leningrad region, town of Kirishi, Lenina St., 56
  Tel. (81368) 5-42-48

License: № 10-000-1-00324 of 24.06.2004 granted by the Federal Financial Markets Service; term of validity: permanent
The date on which the said Registrar was granted with the authority to keep the Securities Register of the Company: 11 August 2004

Auditor of the Company

The financial statements prepared under Russian accounting standards are audited by:

«Rosexpertiza» Ltd.
Location: Russian Federation, Moscow, Tikhvinsky per., 7, Bldg.3
Tel.: (095) 721-38-83 Fax: (095) 721-38-94
Information about Auditor's License:

Number of License: E 000977
Date of issue: 25.06.2002
Time of validity: until 24.06.2007
Issuing authority: Russian Federation Ministry of Finance

The financial statements prepared under international accounting standards are audited by

Ernst & Young
Representative office in Russia: Moscow, Sadovnicheskaya Nab., 77, Bldg 1.
Tel. +7 (095) 705 9700


RA-06082

Produced by
Helios-Media LLC

Project Leader
Natalia Starichkova

Designed by
Tatiana Lassan

Printing
Antey LLC

Project Supervision
Raisa Antonova

Saint-Petersburg
2005

In 2004, the volume of the Company's operations under UN contracts rose by 97 percent as compared to 2003 and amounted to $52.6 M. The flight hours under such contracts amounted to 16 982.

The helicopter operations provided by the Company in 2004 under UN contracts to the most part involved the support of peacemaking missions, passenger and freight transportation, VIP-operations, supervision, monitoring, rescue operations, emergency and medical evacuation.



SAINT-PETERSBURG

North-Western Russia



NORWAY
SWEDEN
FINLAND
RUSSIA
ESTONIA
LATVIA
LITHUANIA
BELARUS
DENMARK
Helsinki
St. Petersburg
Tallinn
Riga
Vilnius
Minsk
Moscow
Warsaw

The second major city in Russia located at the eastern side of the Gulf of Finland, the Baltic Sea, in the intersection of the sea, the river and ground routes. The city is the European Gates of Russia, its strategic center nearest to the EU member states.

The Company is the largest helicopter operator in Russia; the Company's share in the Russian helicopter market is above 14%.

Since many Russian regions are difficult of access, are lacking at-ground infrastructure, are affected by unfavourable weather conditions and often require urgent operations, the demand for services of helicopter operators is growing not only among oil and gas companies, but also in other industries.



EKATERINBURG
Middle Ural


R U S S I A
Novgorod
Samara
Orenburg
Magnitogorsk
Chelyabinsk
Astana

The major Ural city, an administrative, commercial, scientific and cultural center. Continental climate with cold and lingering winters with an average January temperature of – 16–17°C and day/night temperature drop.

UTair

The aircraft fleet of the Company provides transportation service to passengers from Saint-Petersburg flying to Moscow, Surgut, Tyumen, Khanty-Mansiysk, Nizhnevartovsk, Kursk, Samara, Cheboksary, Ufa, Magnitogorsk, Syktyvkar, Nyagan.

Despite the significant number of players in the airlines market, **above 50% of all carriages in Russia (in the terms of carried passengers) are provided by 5 companies, including the Company.**


Ту-134А-3
ЮТэй

LIBERIA
Western Africa


SIERRA LEONE
GUINEA
CÔTE D'IVOI
Liberia

An average annual temperature is +28°C. Subequatorial torrid and damp climate. An average annual precipitation in the internal areas is 1500–2000 mm. Thick rainforests cover the third part of the country. There are many rivers not suitable for navigation in the country.

KHANTY-MANSIYSK
Western Siberia


RUSSIA
KAZAKHSTAN
MONGOLIA

An administrative center of the autonomous district located in the oil-and-gas bearing region of Western Siberia. The city is 15 kilometers from the confluence where the Irtysh flows into the Ob River. Continental climate with cold and lingering winters with an average January temperature of - 28.9°C and permanent pergelisol.

TYUMEN
Northern Eurasia


R U S S I A
UZBEKISTAN

Continental climate with broken weather in all seasons: the invasion of cold arctic air masses gives place to wet Atlantic winds. Especially strong winds – 30 meters a second – concentrate around open tundra areas. An average annual temperature is + 0.3 ° C. During especially cold winters temperature may drop to - 50 ° C.

MOSCOW
Central Russia



The main city of the country, an administrative and political center and the capital of Russia. The city is located almost in the center of European Russia. City population is 10,407 million. Every year the city is host to about 100 international exhibitions and trade fairs. In 2004, Moscow was visited by 4.0 million visitors, among them 1.3 million foreign tourists.

UTair
AVIATION

Basic units of the Company are located in the rapidly developing areas of Russia, with a high demand for air transportation services.

In the nearest future, the Company is planning to expand its fleet with airplanes of foreign manufacture.

In 2004, the number of routes in the Moscow unit increased up to 22, and the share of this unit in the total number of the Company's routes jumped from 8% to 18%.



UTair
AVIATION

A share of the Company in Priobsky region market responsible for above one third of total helicopter flight hours in Russia is more than 40 percent.

The demand for the Russian helicopter market is established to the most part by oil and gas companies engaged in exploration and development work and need to carry their staff to the place of work and to carry, install and assemble equipment.



UTair
AVIATION

The Company was registered in Khanty-Mansiysk. Airplanes of the Company link Yugra Capital not only with cities and towns in Western Siberia, but also with Kaliningrad, Moscow, Saint-Petersburg, Kiev, Nizhny Novgorod, Omsk, and Samara.

In the context of the Company's air transportation business, the Company provides passenger and cargo service on domestic and international routes with the fleet of above 100 airplanes of different types.




Kiev
Kharkiv
Poltava
Kremenchuk
Dnipropetrovs'k
Donets'k
Kryvyy Rih
Rostov
Melitopol'
Sea of
Azov
Crimean
Peninsula
Odesa
Kerch
Krasnodar
Sevastopol'
Yalta
Tuapse



The center of Krasnodar region located in the western Caucasian district.
The area is boarded by the Black Sea and the Sea of Azov. The temperate climatic zone with the Atlantic continental climate and average January temperature at + 0.9°C, and average July temperature at + 24.3°C.

CONGO
Central Africa


CENTRAL AFRICAN REPUBLIC
SUDAN
GABON
EQUATEUR
ORIENTALE
BANDUNDU
KASAI ORIENTAL
KASAI OCCIDENTAL
KATANGA
ANGOLA
Democratic Republic of the Congo



An average annual temperature is + 28 °C.
Equatorial and subequatorial permanent damp climate with frequent rains from March to May and from September to November.
The stern area is characterized by mountain relief with active volcanoes.

UTair
AVIATION

UTair Aviation is a global helicopter operator and occupies the position among top players in the world helicopter market, including such companies as Canadian Helicopters (Canada), Bristow Helicopters (UK) and Offshore Logistics (USA).

Today the United Nations is most important consumer of the Company's foreign helicopter operations. The Company has successfully provided air transport services to the UN missions since 1991.


U·N

UTair
A V I A T I O N

Airlines of the Company link Western Siberia with the resorts in Krasnodar region. Thus, the Company contributes to the implementation of the government program of the development of Western Siberia not only in industrial and economic terms, but also in social terms.

In 2004, the Company attracted about 1.5 million passengers for the high level of flight safety; a convenient route network and schedule; flight regularity, flexible rates and service of high quality.



SURGUT
Western Siberia



R U S S I A
KAZAKHSTAN
MONGOLIA



Khanty-Mansiysk autonomous district, the center of Surgut region located at the right bank of the Ob River. The city is the major city in the Priobie district, the northern area of Western Siberia, 708 kilometers to Tyumen and 250 kilometers to the north of Khanty-Mansiysk.
The population is 290 thousand.

THE REPUBLIC OF SOUTH AFRICA
South Africa



South Africa
BOTSWANA
NORTHERN CAPE
INDIAN OCEAN



The Republic of South Africa is located to the most part in the arid zone. Natal Province is the most torrid and damp area. Cape Town and its surrounds are located in the area with Mediterranean climate, and the north-eastern districts in the semi-arid zone. Temperature of the Atlantic Ocean waters rises to + 17°C even during the peak high temperatures. Temperature of the Indian Ocean waters is + 24-26°C.

In 2004 the Company provided services under contracts entered into with the Forest Fire Association of the Republic of South Africa (flights and fire fighting operations in the territory of the Republic of South Africa).

In the same year, the Company completed the formation of UTair South Africa Company in the Republic of South Africa to provide repair and maintenance services of MI helicopters operating in this region and to perform various helicopter operations.



In the years 2003–2004, the four main units of the Company were formed in Surgut, Khanty-Mansiysk, Tyumen and Moscow.

The current network of routes provides for the “attachment” of all main flights of the Company to one of the four units: the organization of flights, matching of flights, basing and rotation of aircraft (airplanes) and crews of certain flight groups are related to the same unit.

At present, the Company offers flights from Surgut not only on domestic routes, but also on international routes.

